Filed Pursuant to Rule 424(b)(3)
Registration No. 333-165643

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SUPPLEMENT NO. 14 DATED APRIL 5, 2013

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT, Inc. (the “Company”), dated April 26, 2012, Supplement No. 12, dated February 7, 2013 and Supplement No.13, dated February 26, 2013. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	an increase of our line of credit facility;

(3)	the completion of our acquisition of the Andover Data Center;

(4)	the completion of our acquisition of the Raleigh Data Center;

(5)	an increase in a preferred equity loan agreement to provide funds for the construction of an acute care hospital facility;

(6)	the declaration of distributions to our stockholders;

(7)	our amendment of the Philadelphia Data Center partnership agreement;

(8)	Management’s Discussion and Analysis of Financial Condition and Results of Operations section, substantially the same as that which was filed in our Annual Report on Form 10-K on April 1, 2013; and

(9)	updated financial information regarding the Company.

Status of Our Public Offering

We commenced our initial public offering of 175,000,000 shares of common stock on December 10, 2010 (the “Offering”). Of these shares, we are offering 150,000,000 shares in a primary offering and 25,000,000 shares pursuant to our distribution reinvestment plan (“DRIP”). As of April 4, 2013, we had accepted investors’ subscriptions for and issued 28,788,000 shares of our common stock in the Offering (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $286,146,000. As of April 4, 2013, we had 146,212,000 shares of our common stock remaining in our Offering.

We will offer shares of our common stock pursuant to the Offering until December 10, 2013, unless extended or all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering in the Offering have not been sold by December 10, 2013, we may extend the Offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our Offering of shares reserved for issuance pursuant to the DRIP until we have sold all shares allocated to the DRIP through the reinvestment of distributions, in which case participants in the DRIP will be notified. The Offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Offering at any time prior to the stated termination date.

Line of Credit Facility

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Entry into a Line of Credit Facility” section beginning on page 114 of the prospectus.

On March 15, 2013, CVOP and certain of our subsidiaries amended the KeyBank Credit Facility (the “Credit Facility Amendment”) to add Capital One, National Association (“Capital One”) as a lender and to increase the maximum commitments available under the KeyBank Credit Facility from $75,000,000 to an aggregate of up to $110,000,000, consisting of a $55,000,000 revolving line of credit, with a maturity date of November 19, 2015, subject to CVOP’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of November 19, 2016, subject to CVOP’s right to a 12-month extension. The KeyBank Credit Facility bears interest at per annum rates equal to, at CVOP’s option, either: (a) the London Interbank Offered Rate (“LIBOR”), plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of CVOP; or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day, plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of CVOP. Coincident with the Credit Facility Amendment, CVOP entered into a term loan agreement with Capital One and borrowed $17,500,000 thereunder, and entered into an interest swap agreement with KeyBank National Association to effectively fix LIBOR on the new term loan at 1.00%, resulting in an interest rate under the new term loan of the KeyBank Credit Facility ranging from 3.50% to 4.50% per annum. The term of the swap agreement on the new term loan is four and one half years. The Credit Facility Amendment provides that the revolving line of credit and the term loan can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and CVOP may be subject to a breakage fee under the swap agreement, if applicable.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. The borrowing base availability under the KeyBank Credit Facility will be a maximum principal amount of the value of the assets that are included in the collateral pool. As of April 5, 2013, the borrowing base availability under the KeyBank Credit Facility was $84,490,000. As of April 5, 2013, CVOP had drawn down an aggregate of $55,000,000 under the term loan of the KeyBank Credit Facility and had approximately $29,490,000 remaining available under the revolving line of credit.

Acquisition of Raleigh Data Center and Andover Data Center

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Wholly-owned properties” section beginning on page 113 of the prospectus.

On March 21, 2013, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 143,770 rentable square foot data center (the “Raleigh Data Center”), located in Morrisville, North Carolina, for a purchase price of $19,500,000, plus closing costs. The seller of the Raleigh Data Center, Duke Realty of Indiana Limited Partnership, is not affiliated with us, our advisor, Carter/Validus Advisors, LLC, or our respective affiliates. We financed the purchase of the Raleigh Data Center using net proceeds from our public offering.

On March 28, 2013, a wholly-owned subsidiary of CVOP acquired 100% of the fee simple interest in a 92,700 rentable square foot data center (the “Andover Data Center”), located in Andover, Massachusetts, for a purchase price of $12,000,000, plus closing costs. The seller of the Andover Data Center, WRT—Andover Property LLC, is not affiliated with us, our advisor or our respective affiliates. We financed the purchase of the Andover Data Center using net proceeds from our public offering.

Description of the Properties

The Raleigh Data Center was constructed in 1997 with 143,770 square feet, located on approximately 12.26 acres in Morrisville, North Carolina. As of March 21, 2013, the Raleigh Data Center was 100% leased to four tenants. The majority of the operations at the Raleigh Data Center are data center related. In connection with the acquisition, we paid an acquisition fee of approximately $390,000, or 2% of the purchase price, to our advisor.

The Andover Data Center was constructed in 1984 and renovated in 2010 with 92,770 square feet, located on approximately 6.0 acres in Andover, Massachusetts. As of March 28, 2013, the Andover Data Center was 100% leased to PAETEC Communications, Inc. Substantially all of the operations at the Andover Data Center are data center related. In connection with the acquisition, we paid an acquisition fee of approximately $240,000, or 2% of the purchase price, to our advisor.

In evaluating each of the Raleigh Data Center and the Andover Data Center as potential acquisitions and determining the appropriate amount of consideration to be paid for each such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, renewal options, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisitions of the Raleigh Data Center and the Andover Data Center:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy
Raleigh Data Center	03/21/2013	1997	$19,500,000	$390,000	8.50%	N/A	100.0%
Andover Data Center	03/28/2013	1984	$12,000,000	$240,000	8.31%	8.81%	100.0%

(1)	Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 84 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Raleigh Data Center and the Andover Data Center are suitable for their present and intended purpose as data center facilities and adequately covered by insurance.

The Raleigh Data Center is located in the Morrisville, North Carolina metropolitan area, and as such may compete with other data center facilities for tenants if the current tenant lease is not renewed.

The Andover Data Center is located in the Andover, Massachusetts metropolitan area, and as such may compete with other data center facilities for tenants if the current tenant lease is not renewed.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of each of the Raleigh Data Center and the Andover Data Center. Among other things, the property managers have the authority to negotiate and enter into leases for the Raleigh Data Center and the Andover Data Center on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisitions of the Raleigh Data Center and the Andover Data Center in accordance with the compensation provisions described in the prospectus.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments—Wholly-owned properties” section on page 9 of the prospectus and “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Tenant Lease Expirations—Wholly-owned properties” section on page 113 of the prospectus.

Wholly-owned properties

The following table shows, as of the respective date of acquisition, the principal provisions of the lease terms for the three tenants that occupy 10% or more of the rentable square footage of the Raleigh Data Center and the sole tenant of the Andover Data Center:

Tenant	Property	Renewal Options(1)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
PAETEC Communications, Inc.(2)	Andover Data Center	3/5 yr.	$997,776	(3)	$10.76	03/19/2010	09/30/2022
Peak 10, Inc.(4)	Raleigh Data Center	2/3 yr.	$885,947	(5)	$12.66	10/01/2004	10/31/2017
PPD Development LP(6)	Raleigh Data Center	2/5 yr.	$495,612	(7)	$10.79	01/01/2006	11/30/2023
Perimeter Internetworking Corp.(9)	Raleigh Data Center	1/5 yr.	$229,075	(8)	$12.30	08/01/2005	02/28/2015

(1)	Represents option renewal period/term of each option.
(2)	All of the operations and the principal nature of business of PAETEC Communications, Inc. are data center related.
(3)	The annual base rent under the lease increases by approximately 1.32% every year of the then-current base rent.
(4)	All of the operations and principal nature of business of Peak 10, Inc. are data center related.
(5)	The annual base rent under the lease increases by 3.00% every year of the then-current base rent.
(6)	All of the operations and principal nature of business of PPD Development LP are pharmaceutical related.
(7)	The annual base rent under the lease increases by 2.00% every year of the then-current base rent.
(8)	The annual base rent under the lease increases by 3.00% every year of the then-current base rent.
(9)	All of the operations and principal nature of business of Perimeter Internetworking Corp. are network security services.

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Depreciable Tax Basis—Wholly-owned and joint venture properties” section appearing on page 116 of the prospectus.

Wholly-owned and joint venture properties

For 2012, the real estate taxes on the Raleigh Data Center were approximately $132,132. For federal income tax purposes, we estimate that the depreciable basis in the Raleigh Data Center will be approximately $17,550,000.

For 2012, the real estate taxes on the Andover Data Center were approximately $139,243. For federal income tax purposes, we estimate that the depreciable basis in the Andover Data Center will be approximately $10,800,000.

For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 7 and 39 years, respectively.

The following information supplements and should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Criteria—Entry into a Line of Credit Facility” section beginning on page 114 of the prospectus.

Wholly-owned properties

Each subsidiary of CVOP in the collateral pool is a party to and guarantor of, the KeyBank Loan Agreement and has secured the KeyBank Line of Credit by executing a Mortgage or Deed of Trust and an Assignment of

Leases and Rents for the benefit of the lender. The following table presents information on the property in which CVOP has pledged a security interest that serves as collateral for the KeyBank Line of Credit since December 28, 2012:

Property(1)	Date Added	Borrowing Base Availability(3)
Raleigh Data Center(2)	March 21, 2013	$11,575,000
Andover Data Center(2)	March 28, 2013	$6,545,000

(1)	CVOP has assigned its rights under a property management agreement of the entity as additional collateral to secure the KeyBank Line of Credit.
(2)	CVOP has pledged a security interest in the property that serves as collateral for the KeyBank Line of Credit pursuant to the terms of the KeyBank Loan Agreement and through a Mortgage or Deed of Trust.
(3)	The actual amount of credit available under the KeyBank Line of Credit is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Loan Agreement.

Real Property Loan and Investments

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Description of Real Estate Investments” section beginning on page 9 of the prospectus and the “Investment Objectives and Criteria—Investing in and Originating Loans” section beginning on page 98 of the prospectus:

On March 26, 2013, we modified our preferred equity loan agreement pursuant to which we had previously agreed to provide funds to WH Hospital Property Company, LLC (“Walnut Hill Property Company”), an unaffiliated Texas limited partnership, to be used for the construction of a 100-bed acute care hospital, located in Dallas, Texas.

In connection with the modification, we increased the preferred equity loan commitment by $5,000,000, to an aggregate amount of $20,000,000. As of April 5, 2013, the total outstanding balance under the preferred equity loan agreement was $13,130,000.

Declaration of Distributions

On February 28, 2013, the board of directors of Carter Validus Mission Critical REIT, Inc. (the “Company”) approved and authorized a daily distribution to stockholders of record as of the close of business on each day of the period commencing on March 1, 2013 and ending on May 31, 2013. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock per day, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. The distributions of each record date in March 2013, April 2013 and May 2013 will be paid in April 2013, May 2013, and June 2013, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Amendment of Philadelphia Data Center Partnership Agreement

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary—Our Investment Objectives” section on page 5 of the prospectus and the “Investment Objectives, Strategy and Criteria—Description of Real Estate Investments—Joint venture properties” section beginning on page 113 of the prospectus.

On March 31, 2013, Carter/Validus Operating Partnership, LP (“CVOP”) entered into an amended and restated limited partnership agreement (the “Amended Agreement”) of DC-2000 Kubach Road, LP (the “Kubach Road Partnership”) with DC-2000 Kubach Road, LLC, a wholly-owned subsidiary of CVOP (“DC-2000 GP”), and PAL DC Philadelphia, LLLP, which is an affiliate of Palatine Capital Partners (the “Investing Partner”), and is not affiliated with the Company, its advisor or affiliates. The Partnership acquired, owns and manages a 121,000 square foot data center (the “Philadelphia Data Center”). The relevant amended terms of the Amended Agreement provide for the following:

(a) commencing on November 13, 2013, CVOP has the right to require the Investing Partner to sell its entire equity interest in the Kubach Road Partnership to CVOP for $18,750,000, (b) distributable cash flow from the Kubach Road Partnership, will be disbursed 100% to CVOP for the first 12 months from November 13, 2012, 100% to the Investing Partner thereafter for the following four years, 100% thereafter to CVOP for the following three years, and thereafter pro rata to the partners in accordance with their respective ownership interest; (c) the net proceeds from a capital transaction of the Kubach Road Partnership will be disbursed first to the Investing Partner, up to an amount equal to its initial capital contribution, and then to CVOP up to an amount equal to its initial capital contribution, and thereafter pro rata to the partners in accordance with their respective ownership interests; (d) beginning December 13, 2014, and each month thereafter, CVOP will transfer to the investing limited partner 1% of its ownership interest in the Kubach Road Partnership in consideration of managing the Kubach Road Partnership and the Philadelphia Data Center; and (e) on December 13, 2014, CVOP will pay to the investing limited partner a one-time management fee of $1,500,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto, included elsewhere in this prospectus supplement.

The terms “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., the Carter/Validus Operating Partnership, LP and all consolidated subsidiaries.

Overview

We were incorporated on December 16, 2009 under the laws of the state of Maryland in order to acquire and operate a diversified portfolio of income producing commercial real estate, with a focus on the data center and medical sectors, net leased to investment grade and other creditworthy tenants, as well as to make other real estate investments that relate to such property types. As of December 31, 2012, we owned 15 properties (including two properties owned through consolidated partnerships) comprising of 20 buildings, 1.2 million rentable square feet of single-tenant and multi-tenant commercial space, located in eleven metropolitan statistical areas (“MSAs”), which we acquired for an aggregate purchase price of $394,484,000. As of December 31, 2012, the rentable space at these properties was 100% leased. As of December 31, 2012, we also owned a secured preferred equity loan and a bridge loan. We elected to be treated as a REIT under the Code for federal income tax purposes beginning with the taxable year ended December 31, 2011.

We are offering for sale to the public on a “best efforts” basis a maximum of 150,000,000 shares of common stock at a price of $10.00 per share and up to 25,000,000 additional shares pursuant to a DRIP under which stockholders may elect to have distribution reinvestment in additional shares of common stock at the higher of $9.50 per share or 95% of the fair market value per share as determined by our board of directors. Our Registration Statement was first declared effective by the SEC on December 10, 2010. As of December 31, 2012, we had received and accepted subscriptions in our Offering for 20,238,000 shares of our common stock (including shares of common stock issued pursuant to the DRIP), resulting in our receipt of gross proceeds of $201,151,000.

Substantially all of our operations are conducted through our subsidiary, Carter/Validus Operating Partnership, LP (the “Operating Partnership”). We are externally advised by Carter/Validus Advisors, LLC (the “Advisor”) pursuant to an advisory agreement, as amended (the “Advisory Agreement”), between us and our Advisor. Our Advisor supervises and manages our day-to-day operations and selects the properties and real estate-related investments we acquire, subject to the oversight and approval of our board of directors. Our Advisor also provides marketing, sales and client services on our behalf. Our Advisor engages affiliated entities to provide various services to us. Our Advisor is managed by and is a subsidiary of our Sponsor, Carter/Validus REIT Investment Management Company, LLC (the “Sponsor”).

Critical Accounting Policies

Our critical accounting policies are more fully described in Note 2—“Summary of Significant Accounting Policies” of the consolidated financial statements that are part of our Annual Report on Form 10-K. As disclosed in Note 2, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses the most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

We recognize revenue in accordance with Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition (“ASC Topic 605”). ASC Topic 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC, Topic 840, Leases, we recognize minimum annual rental revenue on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amount contractually due under the lease agreements are credited or charged, as applicable, to rent receivable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration (“ASC Subtopic 605-45”). ASC Subtopic 605-45 requires that these reimbursements be recorded on a gross basis, as we generally are the primary obligor with respect to purchasing goods and services from third-party suppliers, and thus have discretion in selecting the supplier and have credit risk. We recognize lease termination fees if there is a signed termination letter agreement, all of the conditions of the agreement have been met and the tenant is no longer occupying the property.

Tenant receivables and unbilled deferred rent receivables are carried net of the allowances for uncollectible current tenant receivables and unbilled deferred rent. An allowance will be maintained for estimated losses resulting from the inability of certain tenants to meet the contractual obligations under their lease agreements. We also maintain an allowance for deferred rent receivables arising from the straight-lining of rents. Our determination of the adequacy of these allowances is based primarily upon evaluations of historical loss experience, the tenant’s financial condition, security deposits, letters of credit, lease guarantees and current economic conditions and other relevant factors. As of December 31, 2012, we did not have an allowance for uncollectible tenant receivables.

Capitalization of Expenditures and Depreciation of Assets

The cost of operating properties includes the cost of land and completed buildings and related improvements. Expenditures that increase the service life of properties are capitalized; the cost of maintenance and repairs are charged to expense as incurred. The cost of building and improvements is depreciated on a straight-line basis over the estimated useful lives. The cost of tenant improvements is depreciated on a straight-line basis over the shorter of the lease term or useful life. Furniture, fixtures and equipment are depreciated over their estimated useful lives. When depreciable property is retired or disposed of, the related costs and accumulated depreciation will be removed from the accounts and any gain or loss will be reflected in operations.

As part of the leasing process, we may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is considered to be a lease inducement and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, which entity holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease. Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when we are the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is the date the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

Impairment

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment losses have been recorded to date.

When developing estimates of expected future cash flows, we make certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extend of such loss, if any, as well as the carrying value of the real estate and related assets.

Purchase Price Allocation

Upon the acquisition of real properties, we allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values. The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease, including any bargain renewal periods, with respect to a below market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct lease origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Income Taxes

We qualified and elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code, beginning with the year ended December 31, 2011. As a REIT, we are required, among other things, to distribute at least 90% of our taxable income (excluding capital gains) to our stockholders. In addition, we generally will not be subject to federal corporate income tax to the extent we distribute our taxable income to our stockholders. REITs are subject to a number of other organizational and operational requirements. Even if we maintain our qualification for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

Acquisitions in 2012 and 2013

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On January 3, 2012, we, through a partially-owned subsidiary, acquired a 338,000 square foot data center and parking facilities located in Atlanta, Georgia (the “180 Peachtree Data Center”), for an aggregate purchase price of $94,750,000. The Operating Partnership owns approximately 22.0% and three unaffiliated institutional investors own an aggregate of approximately 78.0% of the 180 Peachtree Data Center. We financed the acquisition with a $55,000,000 loan, net proceeds from the Offering and capital contributions from the institutional investors. As of March 25, 2013, the property was 100% leased to six tenants.

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On February 9, 2012, we, through a wholly-owned subsidiary, acquired a 22,000 square foot ambulatory surgery center, located in Creve Coeur, Missouri (the “St. Louis Surgical Center”), for an aggregate purchase price of $8,470,000. We financed the acquisition with a $6,375,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.

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On March 14, 2012, we, through a wholly-owned subsidiary, acquired a 33,000 square foot leased data center, located in Norcross, Georgia (the “Northwoods Data Center”), for an aggregate purchase price of $5,300,000. We financed the acquisition with a $3,300,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.

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On March 30, 2012, we, through a wholly-owned subsidiary, acquired a 27,373 square foot medical center, located in Austin, Texas (the “Stonegate Medical Center”), for an aggregate purchase price of $9,100,000. We financed the acquisition with proceeds from our credit facility (the “KeyBank Credit Facility”), and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to three tenants.

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On May 25, 2012, we, through a wholly-owned subsidiary, acquired a 52,940 square foot data center, located in Southfield, Michigan (the “Southfield Data Center”), for an aggregate purchase price of $7,250,000. We financed the acquisition with proceeds from our KeyBank Credit Facility and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to two tenants.

•

On June 28, 2012, we, through a wholly-owned subsidiary, acquired a 34,970 square foot medical facility, located in Oklahoma City, Oklahoma (the “HPI Integrated Medical Facility”), for an aggregate purchase price of $9,274,000. We financed the acquisition with a $6,028,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On August 16, 2012, we, through two wholly-owned subsidiaries, acquired two data centers comprising an aggregate of 9,442 square feet (the “Texas Data Center Portfolio”), located in the Dallas/Ft. Worth area, for an aggregate purchase price of $45,900,000. The acquisition was funded by net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the portfolio was 100% leased.

•	On August 29, 2012, we, through a wholly-owned subsidiary, acquired a 62,390 square foot hospital (the “Baylor Medical Center”) for a purchase price of $31,000,000, plus closing costs, located in

Dallas, Texas. The acquisition was funded by net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On September 28, 2012, we, through a wholly-owned subsidiary, acquired a 119-bed, 131,210 square foot acute care hospital (the “Vibra Denver Hospital”), located in the Denver, Colorado, for a purchase price of $18,733,000, plus closing costs. We financed the purchase of the Vibra Denver Hospital using net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On October 22, 2012, we, through a wholly-owned subsidiary, acquired a 70,657 square foot hospital property (the “Vibra New Bedford Hospital”), located on approximately six acres of land in New Bedford, Massachusetts, for a purchase price of $26,067,000, plus closing costs. The acquisition was funded by a $16,850,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On November 13, 2012, we, through a partially owned subsidiary, acquired approximately a 56.4% ownership interest in a 121,000 square foot data center (the “Philadelphia Data Center”) for a purchase price of $65,000,000, plus closing costs located in Philadelphia, Pennsylvania. We financed the purchase of the Philadelphia Data Center with a $34,000,000 loan and net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On November 28, 2012, we, through a wholly-owned subsidiary, acquired a 14,000 rentable square foot surgery center(the “Houston Surgery Center”), located in Houston, Texas, for a purchase price of $4,700,000, plus closing costs. We financed the purchase of the Houston Surgery Center using net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On December 28, 2012, we, through a wholly-owned subsidiary, acquired a 98,705 rentable square foot health and wellness center (the “Akron General Medical Center”), located in Green, Ohio, for a purchase price of $40,000,000, plus closing costs. We financed the purchase of the Akron General Medical Center using net proceeds from our Offering and the KeyBank Credit Facility. As of March 25, 2013, the property was 100% leased to a single tenant.

•

On February 25, 2013, we, through a wholly-owned subsidiary, acquired a 60-bed, 61,400 square foot long-term acute care hospital, located in Grapevine, Texas, for a purchase price of $23,000,000, plus closing costs. We financed the purchase of the Grapevine Hospital Property using net proceeds from our Offering and a $14,000,000 loan. As of March 25, 2013, the property is 100% leased to a single tenant.

•

On March 21, 2013, we, through a wholly-owned subsidiary, acquired a 143,770 rentable square foot data center, located in Morrisville, North Carolina, for a purchase price of $19,500,000, plus closing costs. The acquisition was funded with net proceeds from our Offering. As of March 25, 2013, the property was 100% leased to four tenants.

•

On March 28, 2013, we, through a wholly-owned subsidiary, acquired a 92,700 square foot data center, located in Andover, Massachusetts, for the purchase price of $12,000,000, plus closing costs. The acquisition was funded with net proceeds from our Offering. As of March 28, 2013, the property was 100% leased to a single tenant.

For a further discussion of our 2012 acquisitions, see Note 3—“Real Estate Investments,” and for a further discussion on acquisitions in 2013, see Note 20—“Subsequent Events” to the consolidated financial statements that are a part of our Annual Report on Form 10-K.

Factors That May Influence Results of Operations

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally and those risks listed in Part I. Item 1A. Risk Factors, of our Annual Report on Form 10-K, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of our properties.

Rental Income

The amount of rental income generated by our properties depends principally on our ability to maintain the occupancy rates of leased space and to lease available space and space available from unscheduled lease terminations at the then existing rental rates. Negative trends in one or more of these factors could adversely affect our rental income in future periods. As of December 31, 2012, our properties were 100% leased.

Results of Operations

Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. The following table shows the property statistics of our real estate, as of December 31, 2012, 2011 and 2010:

	December 31, 2012	December 31, 2011	December 31, 2010
Number of commercial properties	15	1	—
Approximate rentable square feet(1)	1,245,000	20,000	—
Percentage of rentable square feet leased	100%	100%	—

(1)	Excludes parking facilities.

	Year Ended December 31,
	2012	2011	2010
Commercial properties acquired	14	1	—
Approximate aggregate purchase price of acquired properties	$365,544,000	$28,940,000	—
Approximate aggregate rentable square feet(1)	1,245,000	20,000	—

(1)	Excludes parking facilities.

As shown in the tables above, we owned 15 commercial properties as of December 31, 2012 (including two properties owned through consolidated partnerships), compared to one commercial property as of December 31, 2011 and no properties as of December 31, 2010. Accordingly, our results of operations for the year ended December 31, 2012, as compared to the year ended December 31, 2011, and our results of operations for the year ended December 31, 2011, as compared to the year ended December 31, 2010 are not comparable; therefore, we have not included the percentage change.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Revenue increased $26.4 million to $27.7 million for the year ended December 31, 2012, compared to $1.3 million for the year ended December 31, 2011. Our revenue consisted primarily of rental revenue from net leased commercial properties, which accounted for 73.4% and 95.6% of total revenue during the years ended December 31, 2012 and 2011, respectively. The increase was primarily due to the acquisition of 14 properties during the year ended December 31, 2012.

We pay certain operating expenses on the properties, subject to reimbursement by our tenants, which resulted in $5.8 million of tenant reimbursement income during the year ended December 31, 2012, compared to $0.1 million during the year ended December 31, 2011.

We recorded parking revenue of $1.6 million for the year ended December 31, 2012 due to the acquisition of a parking garage in connection with the 180 Peachtree Data Center.

Rental and Parking Expenses. Rental and parking expenses increased $7.0 million to $7.1 million for the year ended December 31, 2012, compared to $0.1 million for the year ended December 31, 2011. The increase was primarily due to increased property taxes, utilities, property management fees, repairs and maintenance and insurance expenses relating to our acquisition of 14 properties during the year ended December 31, 2012.

General and Administrative Expenses. General and administrative expenses increased $0.5 million to $1.2 million for the year ended December 31, 2012, compared to $0.7 million for the year ended December 31, 2011. The increase was primarily due to increased professional fees of $0.3 million, increased insurance of $0.1 million and increased personnel costs of $0.1 million. During the year ended December 31, 2012, our Advisor earned $0.1 million in asset management fees and waived irrevocably, without recourse, $1.1 million in asset management fees.

Acquisition Related Expenses. Acquisition related expenses increased $10.4 million to $11.5 million for the year ended December 31, 2012, compared to $1.1 million for the year ended December 31, 2011 due to our acquisition of 14 properties during the year ended December 31, 2012. Pursuant to the Advisory Agreement, we pay an acquisition fee to our Advisor of 2% of the contract purchase price of each property or asset acquired. We also reimburse our Advisor for acquisition expenses incurred in the process of acquiring a property or in the origination or acquisition of a loan other than for personnel costs for which our Advisor receives acquisition fees.

Depreciation and Amortization. Depreciation and amortization increased $7.1 million to $8.1 million for the year ended December 31, 2012, compared to $1.0 million for the year ended December 31, 2011. The increase was primarily due to an increase in the average depreciable basis of real estate properties to $223.9 million for the year ended December 31, 2012, compared to $15.1 million for the year ended December 31, 2011.

Other Income (Expenses). We recorded other income (expenses) of $5.6 million for the year ended December 31, 2012, which consisted of other income of $0.7 million related to interest earned on our preferred equity loan and our bridge loan, offset by interest expense of $6.3 million due to the increase in notes payable and the KeyBank Credit Facility.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. We recorded revenue for the year ended December 31, 2011 in the amount of $1.3 million, which related to revenue earned from our one property owned as of such period, the Richardson Data Center. We did not record any revenue during the year ended December 31, 2010.

Rental Expenses. For the year ended December 31, 2011, we recorded rental expenses of $0.1, which related primarily to real estate taxes and property management fees on the Richardson Data Center. We did not incur rental expenses during the year ended December 31, 2010.

General and Administrative Expenses. For the years ended December 31, 2011 and 2010, general and administrative expenses were approximately $0.7 million and $0.1, respectively. The increase in 2011 was primarily due to increased professional fees of $0.3 million, increased asset management fees of $0.1 million, increased board of director fees of $0.1 million and an increase in other expenses of $0.1 million.

Acquisition Related Expenses. We recorded acquisition related expenses of $1.1 million for the year ended December 31, 2011, which related to our acquisition of the Richardson Data Center in 2011. We did not incur acquisition related expenses during the year ended December 31, 2010.

Depreciation and Amortization. Depreciation and amortization increased $0.5 million to $0.5 million for the year ended December 31, 2011 due to the acquisition of the Richardson Data Center in 2011.

Other Income (Expenses). We recorded interest expense of $0.4 million for the year ended December 31, 2011, which related to our note payable on the Richardson Data Center. We did not incur interest expense during the year ended December 31, 2010.

Distributions to Stockholders

We have paid, and may continue to pay, distributions from sources other than from our cash flow provided by operations. For the year ended December 31, 2012, our cash flow provided by operations of approximately $1.3 million was a shortfall of $4.7 million, or 78.3%, of our distributions paid (total distributions were approximately $6.0 million, of which, $3.2 million of distributions were paid in cash and $2.8 million distributions were reinvested in shares of our common stock pursuant to our DRIP) during such period, and such shortfall was paid from proceeds from the Offering and common stock issued pursuant to the DRIP.

For the year ended December 31, 2011, our cash flow used in operations of $0.1 million was a shortfall of $0.5 million, or 100%, of our distributions paid (total distributions were $0.5 million, of which $0.2 million of distributions were paid in cash and $0.3 million of distributions were reinvested in shares of our common stock pursuant to our DRIP) during such period and such shortfall was paid from proceeds from the Offering and common stock issued pursuant to our DRIP.

We do not have any limits on the sources of funding distribution payments to our stockholders. We may pay, and have no limits on the amounts we may pay, distributions from any source, such as from borrowings, the sale of assets, the sale of additional securities, advances from our Advisor, our Advisor’s deferral, suspension and/or waiver of its fees and expense reimbursements and offering proceeds. Funding distributions from borrowings could restrict the amount we can borrow for investments, which may affect our profitability. Funding distributions with the sale of assets may affect our ability to generate cash flows. Funding distributions from the sale of additional securities could dilute stockholders’ interest in us if we sell shares of our common stock to third party investors. If we fund distributions from the proceeds of the Offering, we will have less funds available for acquiring properties or real estate-related investments. Our inability to acquire additional properties or real estate-related investments may have a negative effect on our ability to generate sufficient cash flow from operations to pay distributions. As a result, the return stockholders realize on their investment may be reduced and investors who invest in us before we generate significant cash flow may realize a lower rate of return than later investors.

Organization and Offering Costs

We reimburse our Advisor, or its affiliates, for organization and offering costs it incurs on our behalf, but only to the extent the reimbursement would not cause the selling commissions, the dealer-manager fee and the other organization and offering costs incurred by us to exceed 15% of gross offering proceeds as of the date of the reimbursement. We expect that other organization and offering costs (other than selling commissions and dealer-manager fees) will be approximately 1.25% of the gross offering proceeds. For the years ended December 31, 2012 and 2011, we paid SC Distributors approximately $15,538,000 and $2,816,000, respectively, in selling commissions and dealer manager fees. For the years ended December 31, 2012 and 2011, we reimbursed $2,999,000 and $419,000, respectively, in offering costs to the Advisor, or its affiliates.

Selling commissions and dealer-manager fees are charged to stockholders’ equity. When accrued, offering costs are charged to stockholders’ equity as such amounts will be reimbursed to our Advisor, or its affiliates, from the gross proceeds of the Offering. For a further discussion of other organization and offering costs, see Note 13—“Related-Party Transactions and Arrangements” to the consolidated financial statements that are a part of our Annual Report on Form 10-K.

Liquidity and Capital Resources

Our sources of funds are primarily the net proceeds of the Offering, operating cash flows and borrowings. Our principal demand for funds is for acquisitions of real estate and real estate-related investments, to pay operating expenses and interest on our future indebtedness and to pay distributions to our stockholders. In addition, we require resources to make certain payments to our Advisor and our dealer-manager, which, during the Offering, include payments to our Advisor and its affiliates for reimbursement of other organizational and offering costs, and to our dealer-manager and its affiliates for selling commissions and dealer-manager fees.

Generally, cash needs for items other than acquisitions of real estate and real estate-related investments are met from operations, borrowings, and the net proceeds of the Offering. However, there may be a delay between the sale of shares of our common stock and our investments in real estate and real estate-related investments, which could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations.

Our Advisor evaluates potential additional investments and engages in negotiations with real estate sellers, developers, brokers, investment managers, lenders and others on our behalf. Until we invest all of the proceeds of the Offering in properties and real estate-related securities, we generally invest the uninvested proceeds in short-term, highly liquid or other authorized investments. Such short-term investments will not earn significant returns, and we cannot predict how long it will take to fully invest the proceeds from the Offering in properties and real estate-related investments. The number of properties we acquire and other investments we make will depend upon the number of shares sold in the Offering and the resulting amount of net proceeds available for investment.

When we acquire a property, our Advisor prepares a capital plan that contemplates the estimated capital needs of that investment. In addition to operating expenses, capital needs may also include costs of refurbishment, tenant improvements or other major capital expenditures. The capital plan will also set forth the anticipated sources of the necessary capital, which may include a line of credit or other loans established with respect to the investment, operating cash generated by the investment, additional equity investments from us or joint venture partners or, when necessary, capital reserves. Any capital reserve would be established from the gross proceeds of the Offering, proceeds from sales of other investments, operating cash generated by other investments or other cash on hand. In some cases, a lender may require us to establish capital reserves for a particular investment. The capital plan for each investment will be adjusted through ongoing, regular reviews of our portfolio or as necessary to respond to unanticipated additional capital needs.

On March 30, 2012, we entered into the KeyBank Credit Facility with KeyBank National Association (“KeyBank”), which credit facility was subsequently amended, to obtain a secured credit facility in an aggregate maximum principal amount of $75,000,000, consisting of a $37,500,000 revolving line of credit and a $37,500,000 term loan. On March 15, 2013, we amended our KeyBank Credit Facility to an aggregate maximum principal amount of $110,000,000, which can be increased to $250,000,000. See Note 20—“Subsequent Events” to the consolidated financial statements that are a part of our Annual Report on Form 10-K. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes.

Any loan made under the KeyBank Credit Facility shall bear interest at per annum rates equal to either (i) the London Interbank Offered Rate, plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of the Company or (ii) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on our overall leverage. In addition to interest, we are required to pay a fee on the unused portion of the lenders’ commitments under the rev at a per annum rate equal to 0.50% if the average daily amount outstanding under the revolving line of credit is less than 50.0% of the lenders’ commitments or 0.35% if the average daily amount outstanding under the revolving line of credit is greater than 50.0%.

The KeyBank Credit Facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that serve as collateral for the credit facility in the event of default. The KeyBank Credit Facility agreement also imposes the following financial covenants: (i) minimum liquidity thresholds; (ii) a minimum ratio of operating cash flow to fixed charges; (iii) a maximum ratio of liabilities to asset value; (iv) a maximum daily distribution covenant; (v) a minimum quarterly equity raise; (vi) a minimum number of properties in the collateral pool; (vii) a minimum debt yield; and (viii) a minimum tangible net worth. In addition, the KeyBank Credit Facility agreement includes events of default that are customary for credit facilities and transactions of this type. We believe we were in compliance with all financial covenant requirements at December 31, 2012.

The actual amount available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. Based on the value of the properties securing the KeyBank Credit Facility, the aggregate borrowing capacity thereunder was $66,368,000 as of December 31, 2012. As of December 31, 2012, we had an aggregate of $55,500,000 in borrowings outstanding under the KeyBank Credit Facility, of which $37,500,000 related to borrowings under the term loan and $18,000,000 related to borrowings under the revolving line of credit, and $10,868,000 remained available under the KeyBank Credit Facility. See Note 20—“Subsequent Events” for disclosure of the increase in the amount available under the KeyBank Credit Facility and the interest rate swap agreement entered in connection with it. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than the sources described above within the next 12 months.

Cash Flows

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Operating Activities. Net cash flows provided by operating activities for the year ended December 31, 2012 was approximately $1.3 million, compared to net cash flows used in operating activities for the year ended December 31, 2011 of $0.1 million. For the year ended December 31, 2012, net cash flows provided by operating activities related primarily to increased rental revenue from our properties, offset by the payment of acquisition related fees and expenses, rental and parking expenses and general and administrative expenses. We anticipate net cash flows from operating activities to increase as we acquire additional properties.

Investing Activities. Net cash flows used in investing activities for the years ended December 31, 2012 and 2011 was $345.8 million and $74.3 million, respectively. For the year ended December 31, 2012, net cash flows used in investing activities related to the acquisition of 14 of our real estate properties and the origination of a preferred equity loan and a bridge loan. Net cash flows used in investing activities is dependent upon the amount of our offering proceeds invested in real estate and real estate-related investments.

Financing Activities. Net cash flows provided by financing activities for the year ended December 31, 2012 and 2011 was approximately $340.0 million and $83.2 million, respectively. For the year ended December 31, 2012, such cash flows related primarily to funds raised in our Offering of $167.5 million, proceeds from our mortgage loan payable of $142.3 million, proceeds from the KeyBank Credit Facility of $91.0 million, collection of escrow funds of $1.6 million, proceeds from noncontrolling interest in consolidated partnerships of $15.0 million, offset by principal payments on our mortgage loan payable in the amount of $1.3 million, payments on the Key Bank Credit Facility of $35.5 million, deferred financing costs of $3.7 million, cash distributions to our stockholders of $3.2 million, offering costs of $18.5 million, distributions to noncontrolling interests in consolidated partnerships of $2.6 million, repurchase of shares of our common stock of $0.2 million, payments to escrow funds of $4.9 million and purchase of noncontrolling interest in a consolidated partnership related to the Richardson Data Center of $7.5 million. We anticipate cash flows from financing activities to increase in the future as we raise additional funds in our Offering and incur additional debt to acquire more properties.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Operating Activities. Net cash flows used in operating activities for the year ended December 31, 2011 was approximately $0.1 million, compared to no cash in operating activities for the year ended December 31, 2010. For the year ended December 31, 2011, net cash flows used in operating activities related to rental revenue from our properties, offset by the payment of acquisition related fees and expenses, other assets and general and administrative expenses.

Investing Activities. Net cash flows used in investing activities for the years ended December 31, 2011 and 2010 was $74.3 million and $0, respectively. For the year ended December 31, 2011, net cash flows used in investing activities related to the acquisition of the Richardson Data Center and payments of real estate escrow deposits.

Financing Activities. Net cash flows provided by financing activities for the year ended December 31, 2011 and 2010 was approximately $83.2 million and $0, respectively. For the year ended December 31, 2011, such cash flows related primarily to funds raised in our Offering of $30.6 million, proceeds from our mortgage loan payable on the Richardson Data Center of $16.0 million, proceeds from noncontrolling interest in a consolidated partnership of $40.4 million, offset by payments on the note payable on the Richardson Data Center of $0.1 million, deferred financing costs of $0.1 million, cash distributions to our stockholders of $0.2 million, offering costs of $3.3 million and payments to escrow funds of $0.1 million.

Financing

We anticipate that our aggregate borrowings, both secured and unsecured, will not exceed 50.0% of the combined cost or market value of our real estate and real estate-related investments following completion of the Offering. For these purposes, the fair market value of each asset is equal to the purchase price paid for the asset or, if the asset was appraised subsequent to the date of purchase, then the fair market value will be equal to the value reported in the most recent independent appraisal of the asset. Our policies do not limit the amount we may borrow with respect to any individual investment. As of December 31, 2012, our borrowings were 50.8% of the fair market value of our real estate and real estate-related investments.

Under our charter, we have a limitation on borrowing that precludes us from borrowing in excess of 300.0% of our net assets, without the approval of a majority of our independent directors. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles) valued at cost prior to deducting depreciation, amortization, bad debt and other non-cash reserves, less total liabilities. Generally, the preceding calculation is expected to approximate 75.0% of the aggregate cost of our real estate and real estate-related investments before depreciation, amortization, bad debt and other similar non-cash reserves. In addition, we may incur mortgage debt and pledge some or all of our properties as security for that debt to obtain funds to acquire additional real properties or for working capital. We may also borrow funds to satisfy the REIT tax qualification requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders. Furthermore, we may borrow if we otherwise deem it necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes. As of each of March 25, 2013 and December 31, 2012, our leverage did not exceed 300.0% of the value of our net assets.

Notes Payable

For a discussion of our notes payable, see Note 8—“Notes Payable” to the consolidated financial statements that are a part of our Annual Report on Form 10-K.

Commitments and Contingencies

For a discussion of our commitments and contingencies, see Note 12—“Commitments and Contingencies” to the consolidated financial statements that are a part of our Annual Report on Form 10-K.

Debt Service Requirements

Our principal liquidity need is the payment of principal and interest on outstanding indebtedness. As of December 31, 2012, we had $156.8 million of notes payable outstanding and $55.5 million outstanding under the KeyBank Credit Facility. We are required by the terms of certain loan documents to meet certain covenants, such as financial ratios and reporting requirements. As of December 31, 2012, we believe we were in compliance with all such covenants and requirements on our mortgage loans payable and the KeyBank Credit Facility, and we expect to remain in compliance with all such requirements for the next 12 months.

In addition, during the year ended December 31, 2012, we entered into three derivative instruments for the purpose of managing or hedging our interest rate risks. The aggregate notional amount under the swap agreements is $75.1 million. We have agreements with each derivative counterparty that contain cross-default provisions, whereby if we default on certain of our unsecured indebtedness, then we could also be declared in default on our derivative obligations, resulting in an acceleration of payment thereunder. As of December 31, 2012, we were in compliance with all such cross-default provisions and expect to remain in compliance with all such requirements for the next 12 months.

Contractual Obligations

As of December 31, 2012, we had approximately $212,347,000 of debt outstanding. See Note 8—“Notes Payable” to our consolidated financial statements included in our Annual Report on Form 10-K for certain terms of the debt outstanding. Our contractual obligations as of December 31, 2012 are as set forth below (amounts are rounded in thousands):

	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Total
Principal payments- fixed rate debt(1)	$2,799	6,923	131,324	53,301	194,347
Interest payments- fixed rate debt(2)	8,762	19,269	14,888	12,752	55,671
Principal payments- variable rate debt	—	18,000	—	—	18,000
Interest payments- variable rate debt(3)	530	1,107	—	—	1,637

Total	$12,091	$45,299	$146,212	$66,053	$269,655

(1)	Principal payments reflect actual payments based on face amount of notes payable.
(2)	As of December 31, 2012, we had $75 million of variable rate debt and borrowings under the KeyBank Credit Facility that were fixed through the use of interest rate swaps. We used the fixed rates under the swap agreements to calculate the debt payment obligations in future periods.
(3)	As of December 31, 2012, the interest rate on the variable debt obligations was 3.21%, which we used to calculate future interest payments.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

Inflation

We are exposed to inflation risk as income from long-term leases is the primary source of our cash flows from operations. There are provisions in certain of our tenant leases that are intended to protect us from, and mitigate the risk of, the impact of inflation. These provisions include reimbursement billings for operating expenses, pass-through charges and real estate tax and insurance reimbursements. However, due to the long-term nature of our leases, among other factors, the leases may not re-set frequently enough to adequately offset the effects of inflation.

Material Related-Party Transactions and Arrangements

We have entered into agreements with our Advisor and its affiliates, whereby we agree to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates for acquisition fees and expenses, organization and offering expenses, sales commissions, dealer-manager fees, asset and property management fees and reimbursement of operating costs. Refer to Note 13—“Related-Party Transactions and Arrangements” to our consolidated financial statements included in our Annual Report on Form 10-K for a detailed discussion of the various related-party transactions and agreements.

Funds from Operations and Modified Funds from Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and funds from operations (“FFO”). FFO is not equivalent to our income or loss as determined under GAAP, but rather it is a measure promulgated by the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group. NAREIT’s belief is that FFO is a more accurate reflection of the operating performance of a REIT because of certain unique operating characteristics of real estate companies. We define FFO, consistent with NAREIT’s definition, as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, impairments, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis.

We, along with the others in the real estate industry, consider FFO to be an appropriate supplemental measure of a REIT’s operating performance because it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT using historical accounting for depreciation could be less informative.

Presentation of this information is intended to assist management and stockholders in comparing the operating performance of different REITs. It should be noted, however, that not all REITs calculate FFO the same way, and therefore comparisons with other REITs may not be meaningful. Further, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

Since the establishment of FFO as an industry benchmark, there have been changes in the accounting and reporting guidance (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that have increased non-cash and non-operating items included in FFO. In addition, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. The Investment Program Association (the “IPA”), an industry trade group, has standardized a measure known as modified funds from operations (“MFFO”), which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT. The use of MFFO is recommended by the IPA as a supplemental performance measure for publicly registered, non-listed REITs. MFFO is a metric used by management to evaluate sustainable performance and dividend policy. MFFO is not equivalent to our net income or loss as determined under GAAP.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income: acquisition fees and expenses; amounts related to straight line rental income and amortization of above and below market leases and liabilities; accretion of discounts and amortization of premiums on debt investments; nonrecurring impairments of real estate-related investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses, amortization of above and below market leases, amounts related to straight line rents and the adjustments of such items related to noncontrolling interests in the Operating Partnership. Since MFFO excludes acquisition related expenses, it should not be construed as a historic performance measure.

Presentation of this information is intended to assist management and investors in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) as an indication of our performance, as an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other measurements as an indication of our performance.

The following is a reconciliation of net loss attributable to the Company, which is the most directly comparable GAAP financial measure to FFO and MFFO for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the Year Ended December 31,
	2012	2011		2010
Net loss attributable to the Company	$(7,700)	$(1,061)		$(65)
Adjustments:
Depreciation and amortization—real estate	8,080	517		—
Noncontrolling interest’s shares of the above adjustments related to the consolidated joint venture arrangements	(3,369)	(229)		—

FFO	$(2,989)	$(773)		$(65)

Adjustments:
Acquisition related expenses	$11,474	$1,084		$—
Amortization of above and below market lease	(2,407)	(40)		—
Amortization of straight-line rents	(2,402)	(102)		—
Noncontrolling interest’s shares of the above adjustments related to the consolidated joint venture arrangements	1,304 (1)	(392	)(2)	—

MFFO	$4,980	$(223)		$(65)

Weighted average common shares outstanding—basic and diluted	9,933,490	1,026,976		20,000

Net loss per common share—basic and diluted	$(0.78)	$(1.03)		$(3.27)

FFO per common share—basic and diluted	$(0.30)	$(0.75)		$(3.25)

(1)	Of this amount, $785,000 related to straight-line rent, $1,416,000 related to above and below market leases and $(897,000) related to acquisition expenses.
(2)	Of this amount, $45,000 related to straight-line rent, $18,000 related to above and below market leases and $(455,000) related to acquisition expenses.

The following is a reconciliation of net loss attributable to the Company, which is the most directly comparable GAAP financial measure to FFO and MFFO for the following quarterly periods (in thousands):

	For the Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Net loss attributable to the Company	$(3,654)	$(2,216)	$(662)	$(1,168)
Adjustments:
Depreciation and amortization—real estate	3,319	2,078	1,523	1,160
Noncontrolling interest’s shares of the above adjustments related to the consolidated joint venture arrangements	(919)	(777)	(901)	(772)

FFO	$(1,254)	$(915)	$(40)	$(780)

Adjustments:
Acquisition related expenses	$5,219	$3,142	$1,019	$2,094
Amortization of above and below market lease	(822)	(646)	(518)	(421)
Amortization of straight-line rents	(1,070)	(596)	(408)	(328)
Noncontrolling interest’s shares of the above adjustments related to the consolidated joint venture arrangements	536	543	580	(355)

MFFO	$2,609	$1,528	$633	$210

Weighted average common shares outstanding—basic and diluted	16,989,505	11,341,730	7,233,405	4,076,195

Net loss per common share—basic and diluted	$(0.22)	$(0.20)	$(0.09)	$(0.29)

FFO per common share—basic and diluted	$(0.07)	$(0.08)	$(0.01)	$(0.19)

Subsequent Events

For a discussion of subsequent events, see Note 20—“Subsequent Events” to the consolidated financial statements that are a part of our Annual Report on Form 10-K.

The following financial pages supplement, and should be read in connection with, the financial pages beginning on page F-1 of the prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF CARTER VALIDUS MISSION CRITICAL REIT, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

of Carter Validus Mission Critical REIT, Inc.:

We have audited the accompanying consolidated balance sheets of Carter Validus Mission Critical REIT, Inc. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carter Validus Mission Critical REIT, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young, LLP

Atlanta, GA

April 1, 2013

PART 1. FINANCIAL STATEMENTS

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2012	2011
ASSETS
Real estate:
Land (4,280 and $0 related to VIE)	$34,577	$449
Building and improvements, less accumulated depreciation of $5,845 and $427, respectively ($92,671 and $0 related to VIE)	351,714	25,924
Acquired intangible assets, less accumulated amortization of $2,886 and $90, respectively ($14,608 and $0 related to VIE)	57,132	3,770

Total real estate, net ($111,559 and $0 related to VIE)	443,423	30,143
Cash and cash equivalents ($463 and $0 related to VIE)	4,377	8,969
Real estate escrow deposits	578	44,695
Notes receivables	23,711	514
Other assets ($4,078 and $0 related to VIE)	11,708	1,030

Total assets	$483,797	$85,351

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Notes payable ($54,420 and $0 related to VIE)	$156,847	$15,850
Credit facility	55,500	—
Accounts payable due to affiliates ($104 and $0 related to VIE)	5,674	1,622
Accounts payable and other liabilities ($1,536 and $0 related to VIE)	6,913	1,394
Derivative liabilities	963	—
Intangible lease liabilities, less accumulated amortization of $2,583 and $40, respectively ($18,375 and $0 related to VIE)	54,022	1,679

Total liabilities	279,919	20,545
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 50,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share, 300,000,000 shares authorized; 20,261,611 and 3,127,419 shares issued, respectively; 20,241,478 and 3,127,419 shares outstanding, respectively	202	31
Additional paid-in capital	172,602	26,517
Accumulated deficit	(16,393)	(1,771)
Accumulated other comprehensive loss	(963)	—

Total stockholders’ equity	155,448	24,777
Noncontrolling interests in consolidated partnerships	48,429	40,028
Noncontrolling interests in operating partnership	1	1

Total equity	203,878	64,806

Total liabilities and stockholders’ equity	$483,797	$85,351

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except shares and per share amounts)

	For the Year Ended December 31,
	2012	2011	2010
Revenue
Rental and parking revenue	$21,955	$1,286	$—
Tenant reimbursement income	5,799	59	—

Total revenue	27,754	1,345	—
Expenses:
Rental and parking expenses	7,066	96	—
General and administrative expenses	1,172	675	66
Acquisition related expenses	11,474	1,084	—
Depreciation and amortization	8,080	517	—

Total expenses	27,792	2,372	66
Loss from operations	(38)	(1,027)	(66)
Other income (expense):
Other income	658	1	—
Interest expense	(6,260)	(413)	—

Total other income (expenses)	(5,602)	(412)	—

Consolidated net loss	(5,640)	(1,439)	(66)
Net loss (income) attributable to noncontrolling interests in Consolidated Partnerships	(2,060)	378	—
Net loss attributable to noncontrolling interests in Operating Partnership	—	—	1

Net loss attributable to the Company	$(7,700)	$(1,061)	$(65)

Other comprehensive loss:
Unrealized loss on interest rate swap	$(1,011)	$—	$—
Reclassification of previous unrealized loss on interest rate swaps into net income	48	—	—

Other comprehensive loss	(963)	—	—

Comprehensive loss attributable to the Company	$(8,663)	$(1,061)	$(65)

Weighted average number of common shares outstanding:
Basic and diluted	9,933,490	1,026,976	20,000

Net loss per common share attributable to common stockholders:
Basic and diluted	$(0.78)	$(1.03)	$(3.27)

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests In Operating Partnership	Noncontrolling Interests In Consolidated Partnerships	Total Stockholders’ Equity
	No. of Shares	Par Value
Balance, December 31, 2009	20,000	$—	$200	$—	$—	$—	$—	$200
Issuance of noncontrolling interests	—	—	—	—	—	2	—	2
Net loss	—	—	—	(65)	—	(1)	—	(66)

Balance, December 31, 2010	20,000	—	200	(65)	—	1	—	136
Issuance of common stock	3,081,139	31	30,593	—	—	—	—	30,624
Issuance of common stock under the dividend reinvestment program	26,280	—	250	—	—	—	—	250
Contributions from noncontrolling interests in consolidated partnerships	—	—	—	—	—	—	40,406	40,406
Distributions declared to common stockholders	—	—	—	(645)	—	—	—	(645)
Commissions on sale of common stock and related dealer-manager fees	—	—	(2,816)	—	—	—	—	(2,816)
Other offering costs	—	—	(1,736)	—	—	—	—	(1,736)
Stock-based compensation	—	—	26	—	—	—	—	26
Net loss	—	—	—	(1,061)	—	—	(378)	(1,439)

Balance, December 31, 2011	3,127,419	$31	$26,517	$(1,771)	$—	$1	$40,028	$64,806

Issuance of common stock	16,839,443	168	167,345	—	—	—	—	167,513
Vesting of restricted stock	3,750	—	—	—	—	—	—	—
Issuance of common stock under the dividend reinvestment program	291,000	3	2,762	—	—	—	—	2,765
Contributions from noncontrolling interests in Consolidated Partnerships	—	—	—	—	—	—	15,000	15,000
Distributions to noncontrolling interests in Consolidated Partnerships	—	—	—	—	—	—	(2,646)	(2,646)
Distributions declared to common stockholders	—	—	—	(6,922)	—	—	—	(6,922)
Commissions on sale of common stock and related dealer-manager fees	—	—	(15,538)	—	—	—	—	(15,538)
Other offering costs	—	—	(6,852)	—	—	—	—	(6,852)
Redemption of common stock	(20,134)	—	(196)	—	—	—	—	(196)
Purchase of noncontrolling interests in Consolidated Partnerships	—	—	(1,487)	—	—	—	(6,013)	(7,500)
Stock-based compensation	—	—	51	—	—	—	—	51
Other comprehensive loss	—	—	—	—	(963)	—	—	(963)
Net income (loss)	—	—	—	(7,700)	—	—	2,060	(5,640)

Balance, December 31, 2012	20,241,478	$202	$172,602	$(16,393)	$(963)	$1	$48,429	$203,878

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Consolidated net loss	$(5,640)	$(1,439)	(66)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,080	517	—
Amortization of debt issue costs	490	15	—
Amortization of straight-line rent	(2,402)	(102)	—
Amortization of intangible lease liability	(2,407)	(40)	—
Deferred revenue	991	—	—
Stock-based compensation	51	26	—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	3,764	1,514	—
Accounts payable due to affiliates	87	249	—
Other assets, net	(1,737)	(830)	66

Net cash provided by (used in) operating activities	1,277	(90)	—

Cash flows from investing activities:
Investment in real estate and other assets	(365,544)	(28,940)	—
Capital expenditures	(1,066)	—	—
Payments of real estate escrow deposits	(21,708)	(44,696)	—
Collection of real estate escrow deposits	65,826	—	—
Investments in nonconsolidated partnership	—	(171)	—
Other deposits	(196)	—	—
Investments in real estate note receivables	(23,150)	(514)	—

Net cash used in investing activities	(345,838)	(74,321)	—

Cash flow from financing activities:
Proceeds from note payable	142,303	16,000	—
Payments on note payable	(1,306)	(150)	—
Proceeds from credit facility	91,000	—	—
Payments on credit facility	(35,500)	—	—
Deferred financing costs	(3,709)	(161)	—
Repurchase of common stock	(196)	—	—
Distributions to stockholders	(3,206)	(222)	—
Proceeds from issuance of common stock	167,513	30,624	—
Payments of other offering costs	(2,887)	(380)	—
Payments of commissions on sale of common stock and related dealer-manager fees	(15,538)	(2,816)	—
Proceeds from noncontrolling interest in Consolidated Partnerships	15,000	40,406	2
Purchase of noncontrolling interest in Consolidated Partnership	(7,500)	—	—
Payments to escrow funds	(4,994)	(123)	—
Collection of escrow funds	1,635	—	—
Distributions to noncontrolling interests in Consolidated Partnerships	(2,646)	—	—

Net cash provided by financing activities	339,969	83,178	2

Net change in cash	(4,592)	8,767	2
Cash and cash equivalents—Beginning of period	8,969	202	200

Cash and cash equivalents—End of period	$4,377	$8,969	202

Supplemental disclosure of non-cash transactions:
Accrued offering costs due to affiliates	$6,202	$1,356	$—
Common stock issued through dividend reinvestment plan	$2,765	$250	$—
Distributions declared and unpaid	$951	$173	$—
Net unrealized loss in interest rate swap	$963	$—	$—
Accrued deferred financing costs	$—	$341	$—
Supplemental cash flow disclosures:
Interest paid	$5,122	$343	$—

The accompanying notes are an integral part of these consolidated financial statements.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012

Note 1—Organization and Business

Carter Validus Mission Critical REIT, Inc. (the “Company”), incorporated on December 16, 2009, is a Maryland corporation, which is taxed and qualifies as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes. Substantially all of the Company’s business is conducted through Carter/Validus Operating Partnership, LP, a Delaware limited partnership (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership. Carter/Validus Advisors, LLC (the “Advisor”), the Company’s affiliated advisor, is the sole limited partner of the Operating Partnership. As of December 31, 2012, the Company owned 15 properties (including two properties owned through consolidated partnerships) comprising 1.2 million rentable square feet of single-tenant and multi-tenant commercial space located in eleven metropolitan statistical areas (“MSAs”). As of December 31, 2012, the rentable space at these properties was 100% leased. As of December 31, 2012, the Company also owned a secured preferred equity loan and a bridge loan. Except as the context otherwise requires, “we,” “our,” “us,” and the “Company” refer to Carter Validus Mission Critical REIT, Inc., the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries.

Pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended (the “Securities Act”), the Company is offering for sale to the public on a “best efforts” basis a maximum of 150,000,000 shares of common stock at a price of $10.00 per share, and up to 25,000,000 additional shares of common stock pursuant to a distribution reinvestment plan (the “DRIP”), under which the Company’s stockholders may elect to have distributions reinvested in additional shares at the higher of $9.50 per share or 95% of the fair market value per share as determined by the Company’s board of directors (the “Offering”), for a maximum offering of up to $1,738,000,000. The registration statement for the Offering was first declared effective by the Securities and Exchange Commission (the “SEC”) on December 10, 2010. As of December 31, 2012, the Company had issued approximately 20,238,000 shares of its common stock (including shares of common stock issued pursuant to the DRIP) in the Offering, for gross proceeds of approximately $201,151,000, before selling commissions and dealer-manager fees of approximately $18,354,000 and other offering costs of approximately $8,588,000. As of December 31, 2012, the Company had approximately 154,762,000 shares of common stock remaining in the Offering.

Note 2—Summary of Significant Accounting Policies

The summary of significant accounting policies presented below is designed to assist in understanding the consolidated financial statements. Such consolidated financial statements and the accompanying notes thereto are the representations of management. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”), in all material respects, and have been consistently applied in preparing the consolidated financial statements.

Principles of Consolidation and Basis of Presentation

The Company evaluates the need to consolidate investments in entities based on standards set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). In determining whether the Company has a controlling interest in the entities and the requirement to consolidate the accounts of any such entity, management considers factors such as ownership interest, authority to make decisions and contractual and substantive participating rights of the partners/members as well as whether the investment entity is a variable interest entity (“VIE”) for which the Company is the primary beneficiary.

A VIE is a legal entity in which the equity investors do not have the characteristics of a controlling financial interest but is subject to consolidation if the entity (i) has insufficient equity at risk to permit the entity to finance its activities, (ii) whose at risk equity owners, as a group, do not have the power to direct the activities that most significantly impact the entity’s economic performance, or (iii) whose at risk equity owners do not absorb the entity’s losses or receive its returns. The Company consolidates all VIEs for which it is the primary beneficiary. In determining whether the Company is the primary beneficiary of a VIE, it considers if it has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and has the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE. The Company qualitatively assesses whether it is (or is not) the primary beneficiary of a VIE. Consideration of various factors included, but are not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, its form of ownership interest, its representation on the entity’s governing body, the size and seniority of its investment, its ability and the rights of other investors to participate in policy making decisions and to replace the manager of and/or liquidate the entity.

As of December 31, 2012, the Company consolidated the accounts of one VIE, the 180 Peachtree Data Center, as it has the power to direct the activities that most significantly impact the entity’s economic performance, see Note 3—“Real Estate Investments.”

In addition, the Company evaluates its loan investments to determine if the borrowing entity qualifies as a VIE. As of December 31, 2012, the Company determined that two of its loan investments were with entities that qualify as VIEs, of which the Company is not the primary beneficiary because it does not have the ability to direct the activities of the VIEs that most significantly impact the entities’ economic performance, see Note 6—“Investment in Notes Receivables.”

The accompanying consolidated financial statements include the accounts of the Company, the Operating Partnership, all majority-owned subsidiaries and controlled subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

In the Company’s previously issued consolidated balance sheet as of December 31, 2011, notes receivables in the amount of $514,000 was included in other assets; and land in the amount of $449,000, building and improvements in the amount of $25,924,000 and acquired intangible assets in the amount of $3,770,000 were included in total real estate. These amounts have been reclassified to conform to the current period presentation as a separate line item in the accompanying consolidated balance sheets.

In the Company’s previously issued consolidated statement of operations for the year ended December 31, 2011, tenant reimbursement income in the amount of $59,000 was included in rental revenue. This amount has been reclassified to conform to current period presentation as a separate line item in the accompanying consolidated statement of comprehensive loss.

Notes Receivables

As of December 31, 2012, the Company had investments in three notes receivables, which represented loans held for investment and intended to be held to maturity. Accordingly, these notes are recorded at cost, net of unamortized loan origination costs and fees, and allowance for losses when a loan is deemed to be impaired. Premiums, discounts, and net origination fees are amortized or accreted as an adjustment to interest income using the effective interest method over the life of the loan. Interest income earned on notes receivables for the years ended December 31, 2012 and 2011 was $692,000 and $0, respectively. During the year ended December 31, 2010, the Company did not own any notes receivables.

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of credit quality indicators such as underlying collateral and payment history. There were no amounts past due on notes receivable as of December 31, 2012. A note receivable is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. If a note receivable is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the note receivable’s effective interest rate or to the value of the underlying collateral if the note receivable is collateral dependent. Interest income on performing notes receivable is accrued as earned. Interest income on an impaired note receivable is recognized on a cash basis. Evaluating a note receivable for potential impairment can require management to exercise significant judgments. No impairment losses or allowances were recorded related to notes receivables for the years ended December 31, 2012 and 2011.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. These estimates are made and evaluated on an on-going basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.

Restricted Cash Held in Escrow

Restricted cash held in escrow includes cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender’s loan agreement. Contributions and receipts of escrowed funds have been classified as financing activities since such funds are controlled by lenders and serve as collateral for the notes payable. Restricted cash is reported in other assets on the balance sheets, see Note 5—“Other Assets.”

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs to the refinanced debt. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. As of December 31, 2012 and 2011, the Company’s deferred financing costs were $3,438,000 and $487,000, respectively, net of amortization. Deferred financing costs are reported in other assets on the balance sheet.

Investment in and Valuation of Real Estate and Related Assets

Real estate costs related to the acquisition, development, construction and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset.

Depreciation

The Company considers the period of future benefit of an asset in determining the appropriate useful life. The Company estimated the useful lives of its assets by class as follows:

Building and improvements	15—40 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures, and equipment	3—10 years

Allocation of Purchase Price of Real Estate and Related Assets

Upon the acquisition of real properties, the Company allocates the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and the value of in-place leases, based in each case on their estimated fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

The fair values of above market and below market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) an estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases, including any bargain renewal periods. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market in-place lease values relating to that lease would be recorded as an adjustment to rental income.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals that are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct lease origination costs are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are included in real estate assets in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Impairment of Long Lived Assets

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company assesses the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset. No impairment losses have been recorded to date.

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease arrangements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in the future cash flow analysis could result in a different determination of the property’s future cash flows and a different conclusion regarding the existence of an impairment, the extend of such loss, if any, as well as the carrying value of the real estate and related assets.

Real Estate Escrow Deposits

Real estate escrow deposits include funds held by escrow agents and others to be applied towards the purchase of real estate.

Fair Value

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.

Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.

The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:

Cash and cash equivalents, restricted cash, rents and tenant receivables, property escrow deposits, prepaid expenses, mortgage loan deposits, accounts payable and accrued liabilities—The Company considers the carrying values of these financial instruments, assets and liabilities to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Notes payable—Fixed Rate—The fair value is estimated by discounting the expected cash flows on notes payable at current rates at which management believes similar loans would be made considering the terms and conditions of the loan and prevailing market interest rates. The estimated fair value of notes payable measured using quoted prices and observable inputs from similar liabilities (Level 2), was approximately $121,724,000 and $15,827,000 as of December 31, 2012 and 2011, respectively. The carrying value of the notes payable was $119,269,000 and $15,850,000 as of December 31, 2012 and 2011, respectively.

Notes payable—Variable and KeyBank Credit Facility—The fair value of the notes payable—variable and the secured credit facility with KeyBank National Association (the “KeyBank Credit Facility”) approximate their carry value as the interest rate on these instruments reset to market on a monthly basis. The carrying value notes payable—variable and the KeyBank Credit Facility were $93,078,000 and $0 as of December 31, 2012 and 2011, respectively.

Derivative instruments—The Company’s derivative instruments represent interest rate swaps. These swaps are carried at fair value to comply with the provisions of ASC 820. The fair value of these instruments is determined using interest rate market pricing models. The Company incorporated credit valuation adjustments to appropriately reflect the Company’s nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. The Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustment associated with these instruments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the respective counterparty. However, as of December 31, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions, and has determined that the credit valuation adjustments are not significant to the overall valuation of its interest rate swaps. As a result, the Company determined that its interest rate swaps valuation in its entirety is classified in Level 2 of the fair value hierarchy.

Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize, or be liable for, on disposition of the financial instruments.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s financial liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2012 (in thousands):

	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:
Interest rate swaps	$(963)	$—	$(963)	$—

As of December 31, 2011, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis.

Revenue Recognition, Tenant Receivables and Allowance for Uncollectible Accounts

The Company recognizes revenue in accordance with ASC Topic 605, Revenue Recognition (“ASC 605”). ASC 605 requires that all four of the following basic criteria be met before revenue is realized or realizable and earned: (1) there is persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.

In accordance with ASC Topic 840, Leases, minimum rental revenue is recognized on a straight-line basis over the term of the related lease (including rent holidays). Differences between rental income recognized and amount contractually due under the lease agreements are credited or charged to deferred rent receivable or deferred rent liability, as applicable. Tenant reimbursement revenue, which is comprised of additional amounts recoverable from tenants for common area maintenance expenses and certain other recoverable expenses, is recognized as revenue in the period in which the related expenses are incurred. Tenant reimbursements are recognized and presented in accordance with ASC Subtopic 605-45, Revenue Recognition—Principal Agent Consideration (“ASC 605-45”). ASC 605-45 requires that these reimbursements be recorded on a gross basis, when the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and has credit risk.

Income Taxes

The Company is taxed as a REIT under Sections 856 through 860 of the Code. As a REIT, the Company is required to distribute at least 90% of its taxable income (excluding capital gains) to its stockholders. In addition, the Company generally is not subject to federal corporate income taxes to the extent it distributes its taxable income to its stockholders. Even as a REIT, the Company may be subject to certain state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

Concentration of Credit Risk and Significant Leases

As of December 31, 2012, the Company had cash on deposit, including restricted cash, in five financial institutions, four of which had deposits in excess of current federally insured levels, totaling $5.9 million; however, the Company has not experienced any losses in such accounts. The Company limits its cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits. To date, the Company has experienced no loss or lack of access to cash in its operating accounts. Concentration of credit risk with respect to accounts receivable from tenants is limited. The Company performs credit evaluations of prospective tenants and security deposits are obtained upon lease execution.

Based on leases in effect as of December 31, 2012, the Company owned properties in eleven MSAs (including two properties owned through consolidated partnerships), four of which accounted for 10.0% or more of annualized rental revenues. Properties located in the Dallas-Ft. Worth-Arlington, Texas area accounted for 26.9% of 2012 annualized rental revenues, properties located in the Atlanta-Sandy Springs-Marietta, Georgia area accounted for 24.7% of 2012 annualized rental revenues, properties located in the Philadelphia-Camden-Wilmington, Pennsylvania area accounted for 12.3% of 2012 annualized rental revenues and properties located in Akron, Ohio area accounted for 10.1% of 2012 annualized rental revenues.

Based on leases in effect as of December 31, 2012, the Company’s two reportable business segments, data centers and medical facilities, accounted for 58.3% and 41.7%, respectively, of 2012 gross annualized base rent. As of December 31, 2012, leases with three tenants each accounted for 10% or more of the Company’s annualized rental revenues, which in total accounted for 37% of total annualized rental revenues.

The following table shows tenants that accounted for 10% or more of the Company’s 2012 gross annualized rental revenues:

Tenant	Property	2012 Annualized Base Rent (in thousands)(1)	Percentage of Annualized Base Rent	Gross Leased Area (Sq Ft)	Lease Expiration Date
Level 3 Communications, LLC	180 Peachtree Data Center/ Southfield Data Center	$4,361	15%	185,239	05/31/2021
					05/24/2027
Vanguard	Philadelphia Data Center	$3,497	12%	121,000	12/31/2024
Akron General Health System	Akron General Medical Center	$2,916	10%	98,705	06/28/25

		$10,774		404,944

(1)	Annualized base rent is based on contractual base rent from leases in effect as of December 31, 2012. The loss of the tenant or their inability to pay rent could have a material adverse effect on the Company’s business and results of operations. Annualized base rent is substantially equivalent to annualized effective rent.

Stock-based Compensation

The Company accounts for stock-based compensation based upon the estimated fair value of the share awards. Accounting for stock-based compensation requires the fair value of the awards to be amortized as compensation expense over the period for which the services relate and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes. See Note 10—“Stock-based Compensation” for a further discussion of stock-based compensation awards.

Stockholders’ Equity

As of December 31, 2012, the Company was authorized to issue 350,000,000 shares of stock, of which 300,000,000 shares are designated as common stock at $0.01 par value per share and 50,000,000 shares are designated as preferred stock at $0.01 par value per share. As of December 31, 2012, the Company had approximately 20,262,000 shares of common stock issued; and 20,241,000 shares of common stock outstanding, and no shares of preferred stock issued and outstanding. As of December 31, 2011, the Company had approximately 3,127,000 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. The Company’s board of directors may authorize additional shares of capital stock and amend their terms without obtaining stockholder approval.

Share Repurchase Program

The Company has approved a share repurchase program that allows for repurchases of shares of the Company’s common stock when certain criteria are met. The share repurchase program provides that all redemptions during any calendar year, including those upon death or a qualifying disability of a stockholder, are limited to those that can be funded with proceeds raised from the DRIP.

Repurchases of shares of the Company’s common stock are at the sole discretion of the Company’s board of directors. In addition, the Company’s board of directors, at its sole discretion, may amend, suspend, reduce, terminate or otherwise change the share repurchase program upon 30 days’ prior notice to the Company’s stockholders for any reason it deems appropriate. As of December 31, 2012, the Company had repurchased approximately 20,000 shares of common stock, for an aggregate amount of $196,000, under its share repurchase program. The Company did not repurchase any shares of common stock during the year ended December 31, 2011.

Distributions Payable and Distribution Policy

In order to maintain its status as a REIT, the Company is required to make distributions each taxable year equal to at least 90% of its taxable income, excluding capital gains. To the extent funds are available, the Company intends to continue to pay regular distributions to stockholders. Distributions are paid to stockholders of record as of the applicable record dates. As of December 31, 2012, the Company paid aggregate distributions, since inception, of approximately $6,441,000 ($3,427,000 in cash and $3,014,000 of which were reinvested in shares of common stock pursuant to the DRIP), calculated at the current rate of 7.0%. The Company’s distributions declared per common share was $0.70 and $0.63 for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, the Company had distributions payable of approximately $1,124,000. The distributions were paid in January 2013, of which $625,000 were paid in cash and $499,000 were reinvested in shares of common stock pursuant to the DRIP.

Earnings Per Share

Basic earnings (loss) per share for all periods presented are computed by dividing net income (loss) attributable to the Company by the weighted average number of shares of common stock outstanding during the period. Diluted earnings (loss) per share are computed based on the weighted average number of shares outstanding and all potentially dilutive securities, if any. Shares of unvested restricted common stock give rise to potentially dilutive shares of common stock as dividends are paid on unvested restricted shares. As of December 31, 2012, 2011 and 2010, there were 20,250 shares, 15,000 shares and 0 shares, respectively, of non-vested shares of restricted common stock outstanding, but such shares were excluded from the computation of diluted earnings per share because such shares were anti-dilutive during these periods.

Interest

Interest is charged to expense as it accrues. No interest costs were capitalized during any of the years presented.

Reportable Segments

ASC 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. As of December 31, 2012, the Company operated through two reportable business segments—data centers and medical facilities. With the continued expansion of the Company’s portfolio, segregation of the Company’s operations into two reporting segments is useful in assessing the performance of the Company’s business in the same way that management reviews performance and makes operating decisions. See Note 15—“Segment Reporting” for further discussion.

Derivative Instruments and Hedging Activities

ASC Topic 815, Derivatives and Hedging (“ASC 815”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the consolidated statements of comprehensive loss during the current period.

The Company is exposed to variability in expected future cash flows that are attributable to interest rate changes in the normal course of business. The Company’s primary strategy in entering into derivative contracts is to add stability to future cash flows by managing its exposure to interest rate movements. The Company utilizes derivative instruments, including interest rate swaps, to effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes.

In accordance with ASC 815, the Company designates interest rate swap contracts as cash flow hedges of floating-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earning in the same line item associated with forecasted transaction and the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in the consolidated statements of comprehensive loss during the current period.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”), which changes the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements in order to improve consistency in the application and description of fair value between GAAP and International Financial Reporting Standards, or IFRS. Additional disclosure requirements in ASU 2011-04 include: (i) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by an entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (ii) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (iii) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (iv) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011 and early adoption is not permitted. The adoption of ASU 2011-04 on January 1, 2012 did not have a material effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU 2011-05”). This guidance allows an entity the option to present total comprehensive income, components of net income, and components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total other comprehensive income, and a total for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05 is applied retrospectively. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 on January 1, 2012 did not have a material effect on the Company’s consolidated financial statements.

In November 2011, the FASB issued Accounting Standards Update ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out

of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). This guidance supersedes certain paragraphs in ASU 2011-05 addressing reclassification adjustments out of accumulated other comprehensive income. The effective dates and changes to the presentation are the same as noted in ASU 2011-05 above. The adoption of ASU 2011-12 on January 1, 2012 did not have a material effect on the Company’s consolidated financial statements.

Note 3—Real Estate Investments

The Company’s real estate investments consisted of the following as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011
Land	$34,577	$449
Building and improvements	357,559	26,351
Identified intangible assets	60,019	3,860

	452,155	30,660
Less: accumulated depreciation and amortization	(8,732)	(517)

	$443,423	$30,143

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $8,080,000, $517,000 and $0, respectively. In addition to the property acquisitions discussed below, for the years ended December 31, 2012, 2011 and 2010, the Company had capital expenditures of $1,066,000, $0 and $0, respectively.

The Company reimburses the Advisor, or its affiliates, for acquisition expenses related to selecting, evaluating, acquiring and investing in properties. The reimbursement of acquisition expenses, acquisition fees and real estate commissions and other fees paid to unaffiliated parties will not exceed, in the aggregate, 6.0% of the contract purchase price or total development costs of a certain acquisition, unless fees in excess of such limits are approved by a majority of the Company’s disinterested directors, including a majority of its independent directors. For the year ended December 31, 2012, acquisition fees and acquisition related costs totaled $11,474,000 and did not exceed 6.0% of the purchase price of any of the Company’s acquisitions during such period.

Acquisitions in 2012

During the year ended December 31, 2012, the Company completed 14 acquisitions (including the acquisitions of two properties owned through consolidated partnerships), comprised of 19 buildings and parking facilities, from unaffiliated parties. The aggregate purchase price of these properties was $365,544,000 and the Company paid $5,835,000 in acquisition fees to the Advisor or its affiliates in connection with these acquisitions. The following is a summary of the acquisitions for the year ended December 31, 2012 (in thousands):

Property	Property Location	Date Acquired	Type	Ownership Percentage		Purchase Price	Mortgage Loans Payable		Acquisition Fee to Advisor or its Affiliates (1)
180 Peachtree Data Center	Atlanta, GA	01/03/12	Data Center	22.0	%(5)	$94,750	$55,000		$419	(2)
St. Louis Surgical Center	St. Louis, MO	02/09/12	Medical Facility	100.0%		8,470	6,375		169
Northwoods Data Center	Atlanta, GA	03/14/12	Data Center	100.0%		5,300	3,300		106
Stonegate Medical Center	Austin, TX	03/30/12	Medical Facility	100.0%		9,100	—	(4)	182
Southfield Data Center	Southfield, MI	05/25/12	Data Center	100.0%		7,250	—	(4)	145
HPI Integrated Medical Facility	Oklahoma City, OK	06/28/12	Medical Facility	100.0%		9,274	6,028		186
Baylor Medical Center	Dallas, TX	08/29/12	Medical Facility	100.0%		31,000	20,750		620
Texas Data Center Portfolio	Dallas/Ft. Worth, TX	08/16/12	Data Center	100.0%		45,900	—	(4)	918
Vibra Denver Hospital	Denver, CO	09/28/12	Medical Facility	100.0%		18,733	—	(4)	375
Vibra New Bedford Hospital	New Bedford, MA	10/22/12	Medical Facility	100.0%		26,067	16,850		521
Philadelphia Data Center	Philadelphia, PA	11/13/12	Data Center	56.4	%(6)	65,000	34,000		1,300
Houston Surgery Center	Houston, TX	11/28/12	Medical Facility	100.0%		4,700	—	(4)	94
Akron General Medical Center	Green, OH	12/28/12	Medical Facility	100.0%		40,000	—	(4)	800

						$365,544	$142,303		$5,835	(3)

(1)	Generally, the Advisor or its affiliates were paid, as compensation for services rendered in connection with the investigation, selection and acquisition of the Company’s properties, an acquisition fee of 2.0% of the contract purchase price for each property acquired.
(2)	The Company paid its pro rata ownership percentage of the acquisition fees, or $419,000.
(3)	Net of fees paid by noncontrolling interests.
(4)	Properties are financed under the KeyBank Credit Facility.
(5)	The 180 Peachtree Data Center was acquired through a consolidated partnership that consists of two joint venture arrangements with unaffiliated investors. The Company owns approximately 22%, and the other investors own an aggregate of approximately 78%, of the consolidated partnership’s interests.
(6)	The Philadelphia Data Center was acquired through a consolidated partnership. The Company owns approximately 56.4%, and the other partners own approximately 43.6%, of the consolidated partnership’s interests.

On July 16, 2012, the Company acquired the remaining noncontrolling interests in the Richardson Data Center that it did not own for a purchase price of $7,500,000. As a result, the Richardson Data Center became a wholly-owned property of the Company.

Consolidated Partnerships

180 Peachtree Data Center

Consolidated Variable Interest Entity

On January 3, 2012, an indirect, partially owned subsidiary of the Operating Partnership purchased the 180 Peachtree Data Center through a consolidated partnership with three unaffiliated institutional investors. The Operating Partnership owns approximately 20.53% and the institutional investors own an aggregate of 79.47% of the consolidated partnership’s interests. Upon acquisition, the Company recorded the fair value of noncontrolling interest at $34,406,000.

The Company concluded that the entity that owns the 180 Peachtree Data Center is a VIE as the entity had insufficient equity to finance its activities without additional subordinated financial support. As the Company has the power to direct the activities that most significantly impact the entity, it is the primary beneficiary of, and therefore has consolidated the entity, which owns the 180 Peachtree Data Center. Any significant amounts of assets and liabilities related to the consolidated VIE are identified parenthetically on the accompanying consolidated balance sheets. The financial performance related to the 180 Peachtree Data Center is disclosed in Note 14—“Business Combinations.” For the year ended December 31, 2012, cash flows related to the 180 Peachtree Data Center consisted of $3,752,000 in cash provided by operating activities, $52,307,000 in cash used in investing activities and $49,018,000 in cash provided by financing activities. The creditors of the consolidated VIE do not have recourse to the Company’s general credit.

Philadelphia Data Center

In connection with the acquisition of the Philadelphia Data Center on November 13, 2012, the Operating Partnership entered into a limited liability partnership agreement (the “Partnership Agreement”) with DC-2000 Kubach Road, LLC, a wholly-owned subsidiary of the Operating Partnership (“DC-2000”), and an unaffiliated investor. Pursuant to the Partnership Agreement, the investor contributed $15,000,000 in exchange for a 43.644% ownership interest in the partnership. The Operating Partnership and DC-2000 funded their obligations under the Partnership Agreement for a $19,368,000 cash contribution in exchange for a 56.353% ownership interest in the partnership and a $1,000 cash contribution in exchange for a 0.003% ownership interest in the Partnership, respectively, with net proceeds from the Offering. DC-2000 used the capital to pay for the acquisition of the Philadelphia Data Center. Upon acquisition, the Company recorded the fair value of noncontrolling interest of $15,000,000 related to the cash contribution from the investor in exchange for its 43.644% ownership interest in the partnership.

The material terms of the Partnership Agreement provide for the following: (a) DC-2000 will serve as the initial general partner of the partnership and will have exclusive and complete responsibility for the operations and management of the partnership; provided, however, that the investor has approval rights over certain major decisions; (b) commencing upon the first anniversary of the Partnership Agreement, the Operating Partnership has the call option to require the investor to sell its entire equity interest in the partnership to the Operating Partnership for $17,550,000, which amount would increase monthly thereafter; (c) distributable cash flow from the Philadelphia Data Center will be disbursed 100% to the Operating Partnership for the first 12 months and 100% to the Investor thereafter; (d) the net proceeds from a sale of the Philadelphia Data Center will be disbursed first to the investor, up to an amount equal to the call option, and thereafter to the Operating Partnership and DC-2000 in accordance with their respective percentage interests; and after 24 months from the date of the Partnership Agreement, the investor will have the right to appoint the general partner of the partnership and will have the sole discretion to cause the sale of the Philadelphia Data Center. The Philadelphia Data Center’s profits are allocated first to the investor up to the amount of its distribution preference upon liquidation with the remaining profits and losses allocated to the Company.

Note 4—Identified Intangible Assets

Identified intangible assets, which are included in real estate in the accompanying balance sheet, consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31,
	2012	2011
In-place leases, net of accumulated amortization of $2,708 and $90 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 15.8 years and 19.2 years as of December 31, 2012 and 2011, respectively)	$54,238	$3,770
Above market leases, net of accumulated amortization of $135 and $0 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 9.1 years as of December 31, 2012)	1,006	—
Ground lease interest, net of accumulated amortization of $37 and $0 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life 43.1 years as of December 31, 2012)	1,672	—
Lease commissions, net of accumulated amortization of $6 and $0 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life 14.4 years as of December 31, 2012)	216	—

	$57,132	$3,770

Amortization expense for the in-place leases, lease commissions and ground leases for the years ended December 31, 2012, 2011 and 2010 was $2,661,000, $90,000 and $0, respectively. Amortization of the above market leases for the years ended December 31, 2012, 2011 and 2010 was $135,000, $0 and $0, respectively.

Estimated amortization expense on the identified intangible assets as of December 31, 2012 and for each of the next five years and thereafter, is as follows (in thousands):

Year	Amount
2013	$4,185
2014	4,050
2015	4,050
2016	3,730
2017	3,410
Thereafter	37,707

$57,132

Note 5—Other Assets

Other assets consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31,
	2012	2011
Deferred financing costs, net of accumulated amortization of $432 and $15 as of December 31, 2012 and 2011, respectively	$3,438	$487
Investments in unconsolidated partnerships	135	171
Accounts receivable	528	—
Accounts receivable accrued	752	—
Straight-line rent receivable	2,504	102
Restricted cash held in escrow	3,604	244
Prepaid assets	747	26

	$11,708	$1,030

Amortization of deferred financing costs for the years ended December 31, 2012, 2011 and 2010 was $490,000, $15,000 and $0, respectively, which was recorded as interest expense in the accompanying consolidated statements of comprehensive loss for such periods.

Estimated amortization of deferred financing costs as of December 31, 2012 and for each of the next five years and thereafter, is as follows (in thousands):

Year	Amount
2013	$890
2014	884
2015	844
2016	451
2017	191
Thereafter	178

$3,438

Note 6—Investment in Notes Receivables

As of December 31, 2012 and 2011, the aggregate balance on the Company’s investment in notes receivables was $23,711,000 and $514,000, respectively. The Company had three fixed-rate notes receivables with interest rates ranging from 9.00% to 12.00% per annum and a weighted average effective interest rate of 10.33% per annum.

Notes receivables consisted of the following as of December 31, 2012 and 2011 (in thousands):

			Outstanding Balance as of
Notes Receivable	Interest Rate	Maturity Date	December 31, 2012	December 31, 2011
Walnut Hill Property Company, net*	10.00%	02/28/18	$8,305	$—
Bay Area Hospital, net	9.00%	06/23/13	14,892	—
MM Peachtree Holdings*	12.00%	12/31/21	514	514

			$23,711	$514

*	Unconsolidated VIE

The Company evaluates the collectability of both interest and principal on each note receivable to determine whether it is collectible, primarily through the evaluation of the credit quality indicators, such as underlying collateral and payment history. The Company does not intend to sell its investments in notes receivables and it is not likely that the Company will be required to sell its investments in notes receivables before recovery of their amortized costs basis, which may be at maturity. No impairment losses were recorded related to notes receivables for the years ended December 31, 2012 and 2011. In addition, no allowances for uncollectability were recorded related to notes receivables as of December 31, 2012 and 2011. Interest income earned on notes receivables for the years ended December 31, 2012, 2011 and 2010 was $692,000, $0 and $0, respectively.

Bay Area Hospital

On September 26, 2012, the Company entered into a bridge loan agreement for an aggregate principal amount of $15,000,000. The interest rate under the bridge loan is 9% per annum. The loan matures on June 23, 2013. As of December 31, 2012, the Company had funded the bridge loan an aggregate $15,000,000. For the year ended December 31, 2012, the Company received commitment fees net of loan organization costs of $225,000, of which $107,000 was amortized into other income.

Unconsolidated Variable Interest Entities

As of December 31, 2012 and 2011, the Company had an aggregate of $8,819,000 and $514,000, respectively, of receivables from unconsolidated VIEs, which consisted of notes receivables. Assets, liabilities and maximum exposure to loss related to investments in unconsolidated VIEs consisted of the following as of December 31, 2012 and 2011 (in thousands):

	Outstanding Balance as of
	December 31, 2012			December 31, 2011
Investment in Unconsolidated VIEs	Assets	Liabilities	Maximum Exposure to Loss	Assets	Liabilities	Maximum Exposure to Loss
Walnut Hill Property Company	$8,305	$—	$8,305	$—	$—	$—
MM Peachtree Holdings	514	—	514	514	—	514

	$8,819	$—	$8,819	$514	$—	$514

As of December 31, 2012, the Company had contractual obligations to fund certain unconsolidated VIEs an additional $6,850,000. The Company’s maximum risk of loss associated with these lending activities is limited to these amounts. The Company may be subject to additional losses to the extent of any receivables relating to future fundings.

Walnut Hill Property Company

On August 21, 2012, the Company entered into a preferred equity loan agreement with Walnut Hill Property Company (“Walnut Hill”) to provide funds to Walnut Hill in an aggregate principal amount of $15,000,000, which will be used by Walnut Hill for the construction of the Walnut Hill Physicians Hospital, a 100-bed acute care hospital, located in Dallas, Texas. The Walnut Hill Physicians Hospital is expected to be completed in 2013. The investment is collateralized by the membership interests of the entity that holds title to the real property. As of December 31, 2012, the Company had funded the preferred equity loan an aggregate $8,150,000. In connection with the preferred equity loan, the Company incurred loan origination costs of $163,000.

The interest rate under the preferred equity loan is 10% per annum. As additional consideration for making the investment, Walnut Hill has agreed to pay the Company an amount of up to $4,000,000 derived from a sale of the Walnut Hill Physicians Hospital. This payment will be calculated and paid in accordance with the terms of the promissory note evidencing the Walnut Hill investment.

MM Peachtree Holdings

On December 6, 2011, the Company entered into a loan agreement with MM Peachtree Holdings (the “MM Peachtree”) to provide up to approximately $517,000 in aggregate principal loans to MM Peachtree. The loan proceeds were used to acquire MM Peachtree’s 79.47% interest in the 180 Peachtree Data Center. The loan is unsecured and the material terms provide for the following: (i) a fixed interest rate of 12%; (ii) a default interest rate of the lesser of 17% or the highest rate allowable by law; (iii) interest and principal payments only required from surplus cash; and (iv) a maturity date of December 31, 2021.

Note 7—Future Minimum Rent

The Company’s real estate assets are leased to tenants under operating leases with varying terms. The leases frequently have provisions to extend the lease agreement. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of December 31, 2012, the weighted average remaining lease term was 12.3 years.

The future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases as of December 31, 2012 and for each of the next five years and thereafter, is as follows (in thousands):

Year	Amount
2013	$30,929
2014	31,758
2015	32,472
2016	32,312
2017	32,398
Thereafter	273,133

$433,002

Note 8—Notes Payable

Notes payable were $156,847,000 and $15,850,000 as of December 31, 2012 and 2011, respectively. As of December 31, 2012, the Company had eight fixed rate notes payable with interest rates ranging from 4.13% to 5.93% per annum and a weighted average effective interest rate of 5.14% per annum.

Notes payable and real estate investments securing the notes payable consisted of the following as of December 31, 2012 and 2011 (in thousands):

Property	Interest Rate	Maturity Date	Outstanding Balance as of
			December 31, 2012	December 31, 2011
Richardson Data Center	5.10%	08/06/16	$15,383	$15,850
180 Peachtree Data Center	5.93%	01/06/22	54,420	—
St. Louis Surgical Center	4.75%	02/10/17	6,264	—
Northwoods Data Center	5.25%	04/10/22	3,237	—
HPI Integrated Medical Center	4.75%	06/28/17	5,965	—
Baylor Medical Center	4.67%	10/11/17	20,750	—
Vibra New Bedford Hospital	5.50%	10/21/17	16,828	—
Philadelphia Data Center	4.13%	12/06/17	34,000	—

			$156,847	$15,850

The principal payments due on the notes payable as of December 31, 2012, and for each of the next five years and thereafter, is as follows (in thousands):

Year	Principal Payments	Balloon Payments	Amount
2013	$3,069	$—	$3,069
2014	3,244	—	3,244
2015	3,410	—	3,410
2016	3,323	13,488	16,811
2017	2,674	74,338	77,012
Thereafter	4,679	48,622	53,301

	$20,399	$136,448	$156,847

Note 9—Credit Facility

On March 30, 2012, the Company entered into an agreement for the KeyBank Credit Facility with KeyBank National Association (“KeyBank”), which agreement was subsequently amended, to obtain a secured revolving credit facility in an aggregate maximum principal amount of $55,000,000. On November 19, 2012, the Company and certain of its subsidiaries amended the KeyBank Credit Facility to increase the maximum commitment available thereunder to an aggregate of $75,000,000, consisting of a $37,500,000 revolving line of credit, with a maturity date of November 19, 2015, subject to the Company’s right to a 12-month extension, and a $37,500,000 term loan, with a maturity date of November 19, 2016, subject to the Company’s right to a 12-month extension. See Note 20—“Subsequent Events” for an update to the KeyBank Credit Facility. The proceeds of loans made under the KeyBank Credit Facility may be used to finance the purchase of properties, capital expenditures with respect to real estate and for general corporate working capital purposes.

The KeyBank Credit Facility bears interest at per annum rates equal to, at the Company’s option, either (a) the London Interbank Offered Rate (“LIBOR”), plus an applicable margin ranging from 2.50% to 3.50%, which is determined based on the overall leverage of the Company or (b) a base rate which means, for any day, a fluctuating rate per annum equal to the prime rate for such day plus an applicable margin ranging from 1.25% to 2.25%, which is determined based on the overall leverage of the Company. Coincident with the amendment to the KeyBank Credit Facility, the Company entered into an interest rate swap agreement with KeyBank to effectively fix LIBOR on the term loan to 0.86%, resulting in an interest rate under the term loan of the KeyBank Credit Facility ranging from 3.36% to 4.36% per annum. The term of the swap agreement is five years. The amendment to the KeyBank Credit Facility provides that the revolving line of credit and the term loan can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and the Company may be subject to a breakage fee under the swap agreement, if applicable.

In addition to interest, the Company is required to pay a fee on the unused portion of the lenders’ commitments under the KeyBank Credit Facility at a per annum rate equal to 0.50% if the average daily amount outstanding under the KeyBank Credit Facility is less than 50.00% of the lenders’ commitments or 0.35% if the average daily amount outstanding under the KeyBank Credit Facility is greater than 50.00%.

The KeyBank Credit Facility agreement contains various affirmative and negative covenants that are customary for credit facilities and transactions of this type, including limitations on the incurrence of debt and limitations on distributions by the properties that serve as collateral for the KeyBank Credit Facility in the event of a default. The KeyBank Credit Facility agreement also imposes the following financial covenants: (i) minimum liquidity thresholds; (ii) a minimum ratio of operating cash flow to fixed charges; (iii) a maximum ratio of liabilities to asset value; (iv) a maximum daily distribution covenant; (v) a minimum quarterly equity raise; (vi) a minimum number of properties in the collateral pool; (vii) a minimum debt yield; and (viii) a minimum tangible net worth. In addition, the KeyBank Credit Facility agreement includes events of default that are customary for credit facilities and transactions of this type. The Company believes it was in compliance with all financial covenant requirements at December 31, 2012.

The actual amount available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. Based on the value of the properties securing the KeyBank Credit Facility, the aggregate borrowing capacity was $66,368,000 as of December 31, 2012. As of December 31, 2012, the Company had an aggregate of $55,500,000 in borrowings outstanding under the KeyBank Credit Facility, of which $37,500,000 related to borrowings under the term loan and $18,000,000 as of December 31, 2012, related to borrowings under the revolving line of credit, and $10,868,000 remained available under the KeyBank Credit Facility. The KeyBank Credit Facility was secured, as of December 31, 2012, by the following properties (in thousands):

Property	Date Added	Borrowing Base Availability
Stonegate Medical Center	March 30, 2012	$5,092
Southfield Data Center	May 25, 2012	4,576
Texas Data Center Portfolio	August 16, 2012	23,467
Vibra Denver Hospital	September 28, 2012	11,055
Houston Surgery Center	November 28, 2012	2,505
Akron General Medical Center	December 28, 2012	19,673

Total		$66,368

Note 10—Stock-based Compensation

On March 18, 2011, the Company adopted the Carter Validus Mission Critical REIT, Inc. 2010 Restricted Share Plan (the “2010 Plan”), pursuant to which the Company has the authority to grant restricted and deferred stock awards to persons eligible under the 2010 Plan. The Company authorized and reserved 300,000 shares of its common stock for issuance under the 2010 Plan, subject to certain adjustments. Subject to certain limited exceptions, restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of and is subject to forfeiture within the vesting period. Restricted stock awards generally vest ratably over four years. The Company uses the straight-line method to recognize expense for service awards with graded vesting. Restricted stock awards are entitled to receive dividends during the vesting period. In addition to the ratable amortization of fair value over the vesting period, dividends paid on unvested shares of restricted stock which are not expected to vest are charged to compensation expense in the period paid.

On June 4, 2012, the Company awarded an aggregate of 9,000 shares of restricted stock to its independent board members in connection with their re-election to the board of directors of the Company. The fair value of each share of restricted common stock that has been granted under the 2010 Plan is estimated at the date of grant at $10.00 per share, the per share price of shares sold in the Company’s Offering. The restricted stock awards vest over a period of four years. The awards are amortized using the straight-line method over four years.

As of December 31, 2012 and 2011, there was $163,000 and $124,000, respectively, of total unrecognized compensation expense related to nonvested shares of our restricted common stock. This expense is expected to be recognized over a remaining weighted average period of 2.34 years. This expected expense does not include the impact of any future stock-based compensation awards.

As of December 31, 2012 and 2011, the fair value of the nonvested shares of restricted common stock was $202,500 and $150,000, respectively. A summary of the status of the nonvested shares of restricted common stock as of December 31, 2012 and 2011, and the changes for the years ended December 31, 2012 and 2011, is presented below:

Restricted Stock	Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2011	15,000	$10.00
Vested	(3,750)	$10.00
Granted	9,000	$10.00

Nonvested at December 31, 2012	20,250	$10.00

Stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010 was $51,000, $26,000 and $0, respectively, which is reported in general and administrative costs.

Note 11—Identified Intangible Liabilities, Net

Identified intangible liabilities, net consisted of the following as of December 31, 2012 and 2011 (in thousands):

	As of December 31,
	2012	2011
Below market leases, net of accumulated amortization of $2,583 and $40 as of December 31, 2012 and 2011, respectively (with a weighted average remaining life of 18.2 years and 19.2 years as of December 31, 2012 and 2011, respectively)	$54,022	$1,679

Amortization of below market leases for the years ended December 31, 2012, 2011 and 2010 was $2,543,000, $40,000 and $0, respectively. Amortization on below market leases is recorded to rental income in the accompanying consolidated statements of comprehensive loss.

Estimated amortization of below market leases as of December 31, 2012 and for each of the next five years ending December 31 and thereafter, is as follows (in thousands):

Year	Amount
2013	$3,602
2014	3,602
2015	3,602
2016	3,419
2017	3,180
Thereafter	36,617

$54,022

Note 12—Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. As of December 31, 2012, there were, and currently there are, no material pending legal proceedings to which the Company is a party.

Environmental Matters

The Company has a policy of monitoring its properties for the presence of hazardous or toxic substances. While there can be no assurance that a material environmental liability does not exist at its properties, the Company is not aware of any environmental liability with respect to its properties that would have a material effect on its consolidated financial position, results of operations or cash flows. Further, the Company is not aware of any material environmental liability or any unasserted claim or assessment with respect to an environmental liability that the Company believes would require additional disclosure or the recording of a loss contingency.

Note 13—Related-Party Transactions and Arrangements

Certain affiliates of the Company receive fees and compensation in connection with the Offering and the acquisition, management and sale of the assets of the Company. SC Distributors, the affiliated dealer-manager of the Company, receives a selling commission of up to 7.0% of gross offering proceeds. SC Distributors may reallow all or a portion of its selling commissions to participating broker-dealers. In addition, SC Distributors receives up to 2.75% of gross offering proceeds as a dealer-manager fee. SC Distributors, in its sole discretion, may reallow all or a portion of its dealer-manager fee to such participating broker-dealers as a marketing and due diligence expense reimbursement. The Company paid SC Distributors approximately $15,538,000 and $2,816,000 for the years ended December 31, 2012 and 2011, respectively, for selling commissions and dealer-manager fees.

Organization and offering expenses are paid by the Advisor, or its affiliates, on behalf of the Company. The Advisor is reimbursed for actual expenses incurred up to 15.0% of the gross offering proceeds (including selling commissions and the dealer-manager fee from the sale of shares of the Company’s common stock in the Offering, other than shares of common stock sold pursuant to the DRIP). For the years ended December 31, 2012 and 2011, the Company reimbursed $2,999,000 and $419,000, respectively, in offering expenses to the Advisor or its affiliates. Other organization expenses are expensed as incurred and offering expenses are charged to stockholders’ equity as such amounts are reimbursed to the Advisor.

The Company pays the Advisor, or its affiliates, an acquisition and advisory fee in the amount of 2.0% of the contract purchase price of each asset or loan the Company acquires or originates. In addition, the Company reimburses the Advisor for all acquisition expenses it incurs on the Company’s behalf, but only to the extent the total amount of all acquisition fees and acquisition expenses is limited to 6.0% of the contract purchase price. For the years ended December 31, 2012 and 2011, the Company incurred $5,835,000 and $323,000, respectively, in acquisition fees to the Advisor or its affiliates. Acquisition fees in connection with the acquisition of properties are expensed as incurred in accordance with ASC Topic 805, Business Combination, and are included in acquisition related expenses in the accompanying consolidated statements of comprehensive loss.

The Company pays the Advisor an annual asset management fee of 1.0% of the aggregate asset value plus costs and expenses incurred by the Advisor in providing asset management services. The fee is payable monthly in an amount equal to 0.08333% of the aggregate asset value as of the last day of the immediately preceding month. On June 29, 2012, the Advisor agreed to waive without recourse all deferred asset management fees earned during the period beginning January 1, 2012 and ending on the first date on which the Company’s distribution payout ratio is equal to or less than 100%, and shall have no recourse against the Company for the payment of such fees. For the year ended December 31, 2012, the Advisor earned $133,000 in asset management fees, and waived irrevocably, without recourse, $1,112,000. As of December 31, 2011, the Company incurred $146,000 in asset management fees to the Advisor, all of which were deferred by the Advisor because the Company’s modified funds from operations did not exceed its distributions.

The Company reimburses the Advisor for all expenses it paid or incurred in connection with the services provided to the Company, subject to the limitations that the Company will not reimburse the Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (i) 2.00% of average invested assets, or (ii) 25.00% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives an acquisition and advisory fee or disposition fee. For the year ended December 31, 2012 and 2011, the Advisor incurred $662,000 and $203,000 respectively, in indirect operating expenses on the Company’s behalf. The Advisor waived $382,000 and $203,000, respectively, of its indirect operating expenses it incurred on behalf of the Company in 2012 and 2011, without recourse. The indirect operating expenses waived by the Advisor for the years ended December 31, 2012 and 2011 consisted of administrative service expenses, including payroll-related expenses.

The Company has no direct employees. The employees of the Advisor and other affiliates provide services to the Company related to acquisition, property management, asset management, accounting, investor relations, and all other administrative services. If the Advisor, or its affiliates, provides a substantial amount of services, as determined by a majority of the Company’s independent directors, in connection with the sale of one or more properties, the Company will pay the Advisor up to one-half of the brokerage commission paid, but in no event to exceed an amount equal to 2.0% of the contract sales price of each property sold. In no event will the combined real estate commission paid to the Advisor, its affiliates and unaffiliated third parties exceed 6.0% of the contract sales price. In addition, after investors have received a return on their net capital contributions and an 8.0% cumulative non-compounded annual return, then the Advisor is entitled to receive 15.0% of remaining net sale proceeds. As of December 31, 2012, the Company had not incurred a disposition fee or a subordinated sale fee to the Advisor or its affiliates.

Upon listing of the Company’s common stock on a national securities exchange, a listing fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% cumulative, non-compounded annual return to investors will be paid to the Advisor. As of December 31, 2012, the Company had not incurred a listing fee.

In order to improve operating cash flows and the ability to pay distributions from operating cash flows, the Advisor agreed to waive indirect operating expenses including the asset management fee. Because the Advisor waived indirect operating expenses, cash flow from operations that would have been paid to the Advisor was available to pay distributions to the Company’s stockholders. The indirect operating expenses that were forgiven are not deferrals and accordingly, will not be paid to the Advisor in cash.

The Company pays Carter Validus Real Estate Management Services, LLC (the “Property Manager”) leasing and management fees for the Company’s properties. Such fees equal 3.0% of gross revenues from single-tenant properties and 4.0% of gross revenues from multi-tenant properties. The Company will reimburse the

Property Manager and its affiliates for property-level expenses that any of them pay or incur on the Company’s behalf, including salaries, bonuses and benefits of persons employed by Property Manager and its affiliates, except for the salaries, bonuses and benefits of persons who also serve as one of the Company’s executive officers. The Property Manager and its affiliates may subcontract the performance of their duties to third parties and pay all or a portion of the property management fee to the third parties with whom they contract for these services. If the Company contracts directly with third parties for such services at customary market fees, the Company will pay the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed. In no event will the Company pay Property Manager, the Advisor or any affiliate both a property management fee and an oversight fee with respect to any particular property. The Company may pay the Property Manager a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area. For the years ended December 31, 2012 and 2011, the Company incurred $561,000 and $34,000, respectively, in property management fees.

Accounts Payable and Accrued Liabilities Due to Affiliates

The following amounts were outstanding to affiliates as of December 31, 2012 and 2011 (in thousands):

Entity	Fee	December 31,
		2012	2011
Carter/Validus Advisors, LLC and its affiliates	Acquisition costs	$3	$65
Carter/Validus Advisors, LLC and its affiliates	Asset management fees	278	146
Carter Validus Real Estate Management Services, LLC	Property management fees	63	24
Carter/Validus Advisors, LLC and its affiliates	General and administrative costs	121	31
Carter/Validus Advisors, LLC and its affiliates	Offering costs	5,209	1,356

		$5,674	$1,622

Note 14—Business Combinations

2012 Acquisitions

For the year ended December 31, 2012, the Company completed 14 acquisitions (including two properties owned through consolidated partnerships), comprised of 19 buildings and parking facilities with an aggregate of 1,225,000 square feet of gross leasable area. The aggregate purchase price was $365,544,000, plus closing costs and acquisition fees and acquistition related costs of $11,474,000, which is included in acquisition related expenses in the accompanying consolidated statements of comprehensive loss. See Note 3—“Real Estate Investments” for a listing of the properties acquired, acquisition dates and the amount of financing initially incurred or assumed in connection with such acquisitions.

Results of operations for the acquisitions are reflected in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2012 for the period subsequent to the acquisition date of each property. For the period from the acquisition date through December 31, 2012, we recognized the following amounts of revenues and net income (loss) for the properties acquired in 2012 (in thousands):

Property	Revenues	Net Income (Loss)
180 Peachtree Data Center	$15,466	$438	(1)
St. Louis Surgical Center	$733	$(158)	(2)
Northwoods Data Center	$475	$(36)	(3)
Stonegate Medical Center	$895	$191	(4)
Southfield Data Center	$1,013	$23	(5)
HPI Integrated Medical Facility	$438	$(230)	(6)
Texas Data Center Portfolio	$2,516	$(124)	(7)
Baylor Medical Center	$997	$(592)	(8)
Vibra Denver Hospital	$552	$(268)	(9)
Vibra New Bedford Hospital	$581	$(660)	(10)
Philadelphia Data Center	$725	$(1,586)	(11)
Houston Surgery Center	$41	$(144)	(12)
Akron General Health	$41	$(939)	(13)

(1)	The 180 Peachtree Data Center was acquired on January 3, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $1,120,000.
(2)	The St. Louis Surgical Center was acquired on February 9, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $267,000.
(3)	The Northwoods Data Center was acquired on March 14, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $155,000.
(4)	The Stonegate Medical Center was acquired on March 30, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $243,000.
(5)	The Southfield Data Center was acquired on May 25, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $217,000.
(6)	The HPI Integrated Medical Facility was acquired on June 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $317,000.
(7)	The Texas Data Center Portfolio was acquired on August 16, 2012. During the year ended December 31, 2012, the Texas Data Center Portfolio incurred non-recurring charges related to acquisition fees and costs of $1,024,000.
(8)	The Baylor Medical Center was acquired on August 29, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $997,000.
(9)	The Vibra Denver Hospital was acquired on September 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $625,000.
(10)	The Vibra New Bedford Hospital was acquired on October 22, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $867,000.
(11)	The Philadelphia Data Center was acquired on November 13, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $3,014,000.
(12)	The Houston Surgery Center was acquired on November 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $165,000.
(13)	The Akron General Health Center was acquired on December 28, 2012. During the year ended December 31, 2012, the property incurred non-recurring charges related to acquisition fees and costs of $932,000.

The following table summarizes management’s allocation of the fair value of each of the 14 properties acquired during the year ended December 31, 2012 (in thousands):

	180 Peachtree Data Center	St. Louis Surgical Center	Northwoods Data Center	Stonegate Medical Center	Southfield Data Center
Land	$4,280	$808	$572	$1,904	$736
Building and improvements	93,605	6,510	3,688	4,928	4,959
In-place leases	14,058	542	667	1,388	1,336
Tenant improvements	936	1,696	373	836	95
Ground leasehold asset	1,709	—	—	—	—
Above market leases	420	—	—	597	124

Total assets acquired	115,008	9,556	5,300	9,653	7,250

Below market leases	(20,258)	(1,086)	—	(553)	—

Total liabilities acquired	(20,258)	(1,086)	—	(553)	—

Net assets acquired	$94,750	$8,470	$5,300	$9,100	$7,250

	HPI Integrated Medical Facility	Texas Data Center Portfolio	Baylor Medical Center	Vibra Denver Hospital	Vibra New Bedford Hospital
Land	$789	$7,110	$4,012	$1,798	$1,992
Building and improvements	7,463	50,663	23,557	15,013	21,824
In-place leases	937	8,850	4,650	3,281	4,339
Tenant improvements	352	1,882	—	—	—

Total assets acquired	9,541	68,505	32,219	20,092	28,155

Below market leases	(267)	(22,605)	(1,219)	(1,359)	(2,088)

Total liabilities acquired	(267)	(22,605)	(1,219)	(1,359)	(2,088)

Net assets acquired	$9,274	$45,900	$31,000	$18,733	$26,067

	Philadelphia Data Center	Houston Surgery Center	Akron General Health Center
Land	$6,688	$503	$2,936
Building and improvements	51,347	3,781	36,142
In-place leases	7,899	324	4,814
Tenant improvements	381	334	—

Total assets acquired	66,315	4,942	43,892

Below market leases	(1,315)	(242)	(3,892)

Total liabilities acquired	(1,315)	(242)	(3,892)

Net assets acquired	$65,000	$4,700	$40,000

Assuming the 2012 acquisitions described above had occurred on January 1, 2011, pro forma revenues, net income, net income attributable to the Company and net income per common share attributable to the Company – basic and diluted, would have been as follows for the twelve month periods below (in thousands except for per share data):

	December 31,
	2012	2011
Revenues	$47,389	$45,432
Net income	$14,039	$14,464
Net income attributable to the Company	$10,521	$11,294
Net income per common share attributable to controlling interest—basic and diluted	$1.06	$1.14

The pro forma adjustments assume that the debt proceeds and the offering proceeds were raised as of January 1, 2011. In addition, as acquisition related expenses related to the acquisitions are not expected to have a continuing impact, they have been excluded from the pro forma results. The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

Note 15—Segment Reporting

As of December 31, 2012, the Company operates through two reportable business segments—data centers and medical facilities. The Company’s investments in data centers and medical facilities are based on certain underwriting assumptions and operating criteria, which are different for data centers and medical facilities. Management reviews the performance and makes operating decisions based on these two reportable segments. There were no intersegment sales or transfers as of December 31, 2012.

The Company evaluates performance based on net operating income of the combined properties in each segment. Net operating income, a non-GAAP financial measure, is defined as total revenues, less rental expenses, which excludes depreciation and amortization, general and administrative expenses, acquisition related expenses, interest expense and interest income. The Company believes that net income (loss), as defined by GAAP, is the most appropriate earnings measurement. However, the Company believes that segment profit serves as a useful supplement to net income (loss) because it allows investors and management to measure unlevered property-level operating results and to compare operating results to the operating results of other real estate companies and between periods on a consistent basis. Segment profit should not be considered as an alternative to net income (loss) determined in accordance with GAAP as an indicator of financial performance, and accordingly, the Company believes that in order to facilitate a clear understanding of the consolidated historical operating results, segment profit should be examined in conjunction with net income (loss) as presented in the accompanying consolidated financial statements and data included elsewhere in our Annual Report on Form 10-K.

Interest expense, other income, depreciation and amortization and other expenses are not allocated to individual segments for purposes of assessing segment performance.

Non-segment assets primarily consist of corporate assets including cash and cash equivalents, real estate and escrow deposits, deferred financing costs, notes receivables and other assets not attributable to individual properties.

Summary information for the reportable segments during the years ended December 31, 2012, 2011 and 2010, is as follows (in thousands):

	Data Centers	Medical Facilities	Year Ended December 31, 2012
Revenue:
Rental income	$23,471	$4,283	$27,754
Expenses:
Rental expenses	6,792	274	7,066

Segment net operating income	$16,679	$4,009	$20,688

Expenses:
General and administrative			1,172
Acquisition related expenses			11,474
Depreciation and amortization			8,080

Loss from operations			(38)
Other income (expense):
Other income			658
Interest and other expense			(6,260)

Net loss			$(5,640)

	Data Centers	Medical Facilities	Year Ended December 31, 2011
Revenue:
Rental income	$1,345	—	$1,345
Expenses:
Rental expenses	96	—	96

Segment net operating income	$1,249	$	$1,249

Expenses:
General and administrative			675
Acquisition related expenses			1,084
Depreciation and amortization			517

Loss from operations			(1,027)
Other income (expense):
Other income			1
Interest and other expense			(413)

Net loss			$(1,439)

	Data Centers	Medical Facilities	Year Ended December 31, 2010
Revenue:
Rental income	$—	$—	$—
Expenses:
Rental expenses	—	—	—

Segment net operating income	$—	$—	$—

Expenses:
General and administrative			66
Acquisition related expenses			—
Depreciation and amortization			—

Loss from operations			(66)
Other income (expense):
Other income			—
Interest and other expense			—

Net loss			$(66)

Assets by reportable segments as of December 31, 2012 and 2011 are as follows (in thousands):

	December 31, 2012	December 31, 2011
Data centers	$295,021	$74,319
Medical facilities	158,743	—
All other	30,033	11,032

Total assets	$483,797	$85,351

Capital additions by reportable segments as of December 31, 2012 and 2011 are as follows (in thousands):

Capital additions by segment:	December 31, 2012	December 31, 2011
Data centers	$219,266	$28,940
Medical facilities	147,344	—
All other	—	—

Total capital additions	$366,610	$28,940

Note 16—Derivative Instruments and Hedging Activities

During the year ended December 31, 2012, the Company entered into three derivative instruments for the purpose of managing or hedging its interest rate risks. The following table summarizes the notional amount and fair value of the Company’s derivative instruments (in thousands):

Derivatives Designated as Hedging Instruments	Balance Sheet Location	Outstanding Notional Amount	Interest Rate(1)	Effective Date	Maturity Date	Fair Value of Liability as of December 31, 2012
Interest Rate Swap	Derivative liabilities	$20,750	4.67%	10/12/2012	10/11/2017	$(431)
Interest Rate Swap	Derivative liabilities	16,850	5.50%	10/22/2012	10/22/2017	(259)
Interest Rate Swap	Derivative liabilities	37,500	3.86%	12/01/2012	11/19/2017	(273)

		$75,100				$(963)

(1)	The interest rate consists of the underlying index swapped to a fixed rate and the applicable interest rate spread.

Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 2—“Summary of Significant Accounting Policies” to these consolidated financial statements. The notional amount under the agreements is an indication of the extent of the Company’s involvement in each instrument at the time, but does not represent exposure to credit, interest rate or market risks.

Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges to hedge the variability of the anticipated cash flows on its variable rate notes payable. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income or loss.

The following table summarizes the unrealized losses on the Company’s derivative instruments and hedging activities (in thousands):

	Amount of Loss Recognized in Other Comprehensive Loss for Year Ended December 31,	Amount of Loss Reclassified from Accumulated Other Comprehensive Loss to Interest Expense for Year Ended December 31,
Derivatives in Cash Flow Hedging Relationships	2012	2012
Interest Rate Swaps(1)	$(963)	$48

(1)	There were no portions of the change in the fair value of the interest rate swap agreements that were considered ineffective during the year ended December 31, 2012. In addition, the Company expects to reclassify from accumulated other comprehensive income into earnings approximately $581,000 within the next 12-months, which represents its expected effective portion of losses.

Credit Risk-Related Contingent Features

The Company has agreements with each of its derivative counterparties that contain cross-default provisions, whereby if the Company defaults on certain of its unsecured indebtedness, then the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment.

In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with credit-worthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the respective credit quality of the Company and the counterparty. As of December 31, 2012, the fair value of derivatives in a net liability position including accrued interest but excluding any adjustment for nonperformance risk related to these agreements was $1,063,000. As of December 31, 2012, there were no termination events or events of default related to the interest rate swaps.

Note 17—Income Taxes

For federal income tax purposes, distributions to stockholders are characterized as ordinary dividends, capital gain distributions, or nontaxable distributions. Nontaxable distributions will reduce U.S. stockholders’ basis in their shares. The following table shows the character of distributions the Company paid on a percentage basis during the years ended December 31, 2012 and 2011:

	December 31,
Character of Distributions:	2012	2011
Ordinary dividends	19.78%	—
Nontaxable distributions	80.22%	100.00%
Total	100.00%	100.00%

The Company has concluded that there was no impact related to uncertain tax provisions from the results of the operations of the Company for the years ended December 31, 2012, 2011 and 2010. The Company’s policy is to recognize accrued interest related to unrecognized tax benefits as a component of interest expense and penalties related to unrecognized tax benefits as a component of general and administrative expenses. From inception through December 31, 2012, the Company has not recognized any interest expense or penalties related to unrecognized tax benefits. The United States of America is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2010.

Note 18—Economic Dependency

The Company is dependent on the Advisor and its affiliates for certain services that are essential to the Company, including the sale of the Company’s shares of common and preferred stock available for issue; the identification, evaluation, negotiation, purchase and disposition of properties and other investments; the management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that the Advisor or its affiliates are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Note 19—Selected Quarterly Financial Data (Unaudited)

Presented in the following table is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011. The Company believes that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information (in thousands):.

	Quarter Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
Revenue	$10,359	$7,353	$5,483	$4,559
Expenses	(11,423)	(7,450)	(4,189)	(4,730)

Loss from operations	(1,064)	(97)	1,294	(171)
Other expense	(1,831)	(1,434)	(1,188)	(1,149)

Consolidated net loss	(2,895)	(1,531)	106	(1,320)

Less: Net loss attributable to noncontrolling interests in Operating Partnership	—	—	—	—
Less: Net loss (income) attributable to noncontrolling interests in Consolidated Partnerships	(759)	(685)	(768)	152

Net loss attributable to the Company	$(3,654)	$(2,216)	$(662)	$(1,168)

Net loss per common share attributable to controlling interests—basic and diluted	$(0.22)	$(0.20)	$(0.09)	$(0.29)

Weighted average number of common shares outstanding—basic and diluted	16,989,505	11,341,730	7,233,405	4,076,195

	Quarter Ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenue	$730	$615	$—	$—
Expenses	(1,044)	(1,094)	(82)	(152)

Loss from operations	(314)	(479)	(82)	(152)
Other expense	(215)	(197)	—	—

Consolidated net loss	(529)	(676)	(82)	(152)

Less: Net loss attributable to noncontrolling interests in Operating Partnership	—	—	(2)	2
Less: Net loss attributable to noncontrolling interests in Consolidated Partnerships	206	172	—	—

Net loss attributable to the Company	$(323)	$(504)	$(84)	$(150)

Net loss per common share attributable to controlling interests—basic and diluted	$(0.13)	$(0.39)	$(0.30)	$(7.50)

Weighted average number of common shares outstanding—basic and diluted	2,482,180	1,283,504	281,731	20,000

Note 20—Subsequent Events

Status of the Offering

As of March 25, 2013, the Company had received and accepted subscriptions for 27,623,000 shares of the Company’s common stock, or $274,572,000 in gross offering proceeds, including shares of its common stock issued pursuant to its DRIP. As of March 25, 2013, the Company had approximately 147,377,000 shares of common stock remaining in the Offering.

Distributions Paid

On January 2, 2013, the Company paid aggregate distributions of $1,124,000 ($625,000 in cash and $499,000 reinvested in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from December 1, 2012 through December 31, 2012. On February 1, 2013, the Company paid aggregate distributions of $1,257,000 ($702,000 in cash and $555,000 reinvested in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from January 1, 2013 through January 31, 2013. On March 1, 2013, the Company paid aggregate distributions of $1,273,000 ($711,000 in cash and $562,000 reinvested in shares of the Company’s common stock pursuant to the DRIP), which related to distributions declared for each day in the period from February 1, 2013 through February 28, 2013.

Distributions Declared

On February 28, 2013, the board of directors of the Company authorized a daily distribution to the Company’s stockholders of record as of the close of business on each day of the period commencing on March 1, 2013 and ending on May 31, 2013. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001917808 per share of common stock, which is equal to an annualized distribution rate of 7.0%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions for each record date in March 2013, April 2013 and May 2013, will be paid in April 2013, May 2013 and June 2013, respectively. The distributions will be payable to stockholders from legally available funds therefor.

Grapevine Hospital

On February 25, 2013, the Company, through a wholly-owned subsidiary of the Operating Partnership, completed the acquisition of a hospital (the “Grapevine Hospital”), located in Grapevine, Texas, for a purchase price of $23,000,000, plus closing costs. The Grapevine Hospital is leased to a single tenant. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore, impractical to provide pro-forma information.

Loan Agreement for Grapevine Hospital

In connection with the acquisition of the Grapevine Hospital, the Company, through a wholly-owned subsidiary, entered into a loan agreement with Providence Bank to obtain a loan in the principal amount of $14,000,000, which is secured by a first priority interest in the Grapevine Hospital. The loan agreement provides for (i) a fixed annual interest of 4.50%; (ii) a maturity date of February 28, 2018; and (iii) the loan can be prepaid in whole at any time during the term, subject to a breakage fee, if applicable.

Raleigh Data Center

On March 21, 2013, the Company, through a wholly-owned subsidiary of the Operating Partnership, completed the acquisition of a data center (the “Raleigh Data Center”), located in Morrisville, North Caroline, for a purchase price of $19,500,000, plus closing costs. The Raleigh Data Center is leased to four tenants. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore, impractical to provide pro-forma information.

Bridge Loan

On January 31, 2013, the Company modified its bridge loan agreement pursuant to which the Company had previously agreed to provide funds to the Bay Area Hospital to be used for the construction of an acute care hospital in Webster, Texas. In connection with the modification, the Company increased the bridge loan amount by, and advanced to Bay Area Hospital, an additional $5,000,000 and extended the maturity date from March 25, 2013 to June 23, 2013. As of March 25, 2013, the total outstanding balance under the bridge loan agreement was $20,000,000.

Increase in KeyBank Credit Facility

On March 15, 2013, the Company amended certain agreements related to the KeyBank Credit Facility to include Capital One, National Association as a lender under the KeyBank Credit Facility and to increase the aggregate maximum principal amount available thereunder from $75,000,000 to an aggregate of up to $110,000,000, consisting of a $55,000,000 revolving line of credit, with a maturity date of November 19, 2015, subject to the Company’s right to a 12-month extension, and a $55,000,000 term loan, with a maturity date of November 19, 2016, subject to the Company’s right to a 12-month extension. Coincident with the amendment, the Company entered into an interest rate swap agreement with KeyBank to effectively fix the variable rate (LIBOR) on $17,500,000 of the term loan at 1.0%, resulting in an interest rate under the term loan of the KeyBank Credit Facility ranging from 3.50% to 4.50% per annum. The term of the swap agreement is four and half years. The revolving line of credit and the term loan under the KeyBank Credit Facility can be prepaid prior to maturity without penalty; provided, however, that any portion of the term loan that is prepaid may not be reborrowed, and the Company may be subject to a breakage fee under the swap agreement, if applicable.

The actual amount of credit available under the KeyBank Credit Facility is a function of certain loan-to-cost, loan-to-value, debt yield and debt service coverage ratios contained in the KeyBank Credit Facility agreement. The borrowing base availability under the KeyBank Credit Facility will be a maximum principal amount of the value of the assets that are included in the collateral pool. As of March 25, 2013, the borrowing base availability under the KeyBank Credit Facility was approximately $66,368,000. As of March 25, 2013, the Company had drawn down an aggregate of $55,000,000 under the term loan of the KeyBank Credit Facility and had approximately $11,368,000 remaining available under the revolving line of credit.

Walnut Hill Property Company

On March 26, 2013, the Company amended its preferred equity loan agreement with Walnut Hill, pursuant to which Company had previously agreed to provide funds to Walnut Hill to be used for the construction of a 100-bed acute care hospital, located in Dallas, Texas. In connection with the modification, the Company increased the preferred equity loan amount by an additional $5,000,000, to an aggregate amount of $20,000,000. As of March 27, 2013, the total outstanding balance under the preferred equity loan agreement was $13,130,000.

Andover Data Center

On March 28, 2013, the Company acquired a 92,700 square foot data center, located in Andover, Massachusetts, for the purchase price of $12,000,000, plus closing costs. The acquisition was funded with the net proceeds from the Offering. As of March 28, 2013, the property was 100% leased to a single tenant. With respect to this acquisition, the Company has not completed its initial fair value-based purchase price allocation; it is therefore, impractical to provide pro-forma information.

Amendment and Restatement of the Kubach Road Partnership Agreement

On March 31, 2013, the Operating Partnership entered into an amended and restated partnership agreement (the “Amended Agreement”) for DC-2000 Kubach Road, LP (the “Kubach Road Partnership”), which owns the Philadelphia Data Center. The relevant amended terms of the Amended Agreement provide for the following: (a) commencing on November 13, 2013 , the Operating Partnership has the right to require the investing limited partner to sell its entire equity interest in the Kubach Road Partnership to the Operating Partnership for $18,750,000, (b) distributable cash flow from the Kubach Road Partnership, will be disbursed 100% to the

Operating Partnership for the first 12 months from November 13, 2012, 100% to the investing limited partner thereafter for the following four years , 100% thereafter to the Operating Partnership for the following three years, and thereafter pro rata to the partners in accordance with their respective ownership interest; (c) the net proceeds from a capital transaction of the Kubach Road Partnership will be disbursed first to the investing limited partner, up to an amount equal to its initial capital contribution, and then to the Operating Partnership up to an amount equal to its initial capital contribution, and thereafter pro rata to the partners in accordance with their respective ownership interests; (d) beginning December 13, 2014, , and each month thereafter, the Operating Partnership will transfer to the investing limited partner 1% of its ownership interest in the Kubach Road Partnership in consideration of managing the Kubach Road Partnership and the Philadelphia Data Center ; and (e) on December 13, 2014, , the Operating Partnership will pay to the investing limited partner a one-time management fee of $1,500,000.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE III

REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION AND AMORTIZATION

December 31, 2012

(in thousands)

						Cost Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2012(b)
				Initial Cost						Accumulated Depreciation(c)	Date Acquired
Description	Location	Encumb- rances		Land	Impro- vements		Land	Impro- vements	Total
Richardson Data Center	Richardson, TX	$15,383		$449	$30,213	$4	$449	$30,217	$30,666	$1,647	07/14/2011
180 Peachtree Data Center(d)	Atlanta, GA	54,420		4,280	110,728	642	4,280	111,370	115,650	4,091	01/03/2012
St. Louis Surgical Center	Creve Coeur, MO	6,264		808	8,748	—	808	8,748	9,556	279	02/09/2012
Northwoods Data Center	Norcross, GA	3,237		572	4,728	—	572	4,728	5,300	135	03/14/2012
Stonegate Medical Center	Austin, TX	(a	)	1,904	7,749	—	1,904	7,749	9,653	321	03/30/2012
Southfield Data Center	Southfield, MI	(a	)	736	6,514	420	736	6,934	7,670	194	05/25/2012
HPI Integrated Medical Facility	Oklahoma City, OK	5,965		789	8,752	—	789	8,752	9,541	145	06/28/2012
Texas Data Center Portfolio	Dallas/Ft. Worth, TX	(a	)	7,110	61,395	—	7,110	61,395	68,505	979	08/16/2012
Baylor Medical Center	Dallas, TX	20,750		4,012	28,207	—	4,012	28,207	32,219	318	08/29/2012
Vibra Denver Hospital	Denver, CO	(a	)	1,798	18,294	—	1,798	18,294	20,092	152	09/28/2012
Vibra New Bedford Hospital	New Bedford, MA	16,828		1,992	26,162	—	1,992	26,162	28,154	152	10/22/2012
Philadelphia Data Center(d)	Philadelphia, PA	34,000		6,688	59,627	—	6,688	59,627	66,315	255	11/13/2012
Houston Surgery Center	Houston, TX	(a	)	503	4,439	—	503	4,439	4,942	18	11/28/2012
Akron General Medical Center	Green, OH	(a	)	2,936	40,956	—	2,936	40,956	43,892	46	12/28/2012

		$156,847		$34,577	$416,512	$1,066	$34,577	$417,578	$452,155	$8,732

(a)	Property collateralized under the KeyBank Line of Credit. As of December 31, 2012, six commercial properties were collateralized under the KeyBank Line of Credit and the Company had $55,500,000 outstanding thereunder.
(b)	The aggregated cost for federal income tax purposes is approximately $359,907,000.
(c)	The Company’s assets are depreciated or amortized using the straight-line method over the useful lives of the assets by class. Generally, tenant improvements and lease intangibles are amortized over the respective lease term, and building and improvements are depreciated over 15-40 years.
(d)	As of December 31, 2012, the Consolidated Partnerships held investments in two commercial properties consisting of $10,968,000 in land and $170,997,000 in building and improvements with accumulated depreciation of $4,346,000.

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE III

(CONTINUED)

December 31, 2012

(in thousands)

2012
Real Estate
Balance at the beginning of the year	$30,660
Additions:
Acquisitions	420,429
Improvements	1,066

Balance at the end of the year	$452,155

Accumulated depreciation
Balance at the beginning of the year	$(517)
Depreciation and amortization	(8,080)
Above market lease	(135)

Balance at the end of the year	$(8,732)

CARTER VALIDUS MISSION CRITICAL REIT, INC.

SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE

(in thousands)

Mortgage Loans Receivable	Description	Location	Interest Rate as of December 31, 2012	Final Maturity Date	Periodic Payment Terms (A)	Prior Liens	Outstanding Face Amount of Mortgages (in thousands)	Carrying Amount of Mortgages (in thousands)
Walnut Hill Property Company	Hospital	Dallas, TX	10.0%	02/28/2018	I	None	$8,150	$8.305
Bay Area Hospital	Hospital	Webster, TX	9.0%	06/23/2013	I	None	15,000	14,892

							$23,150	$23,197

(A)	P & I = Principal and interest payments; I = Interest only.

The following shows changes in the carrying amounts of mortgage loans receivable during the period (in thousands):

	2012	2011	2010
Balance, beginning of period	$—	$—	$—
Additions:
New mortgage loans	23,150	—	—
Capitalized loan origination costs	163	—	—
Deductions:
Commitment fees, net of loan origination costs	225	—	—
Amortization of commitment fees and capitalized loan origination costs	(109)	—	—

Balance, end of period	$23,197	$—	$—